VIRTUS
FUNDS

101 Munson St., Ste. 104 | Greenfield, MA 01301 | 800.243.1574 | Virtus.com

June 2, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed with regard to Virtus Strategy Trust (File No. 811-22167)

Ladies and Gentlemen:

On behalf of Virtus Strategy Trust and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached please find a copy of *Emily E. Cole v. Allianz Global Investors U.S. LLC, et al.*, Case No. '22CV0747MMAWVG (S.D. CA).

If you have any questions regarding this submission, please contact me at 860.263.4790

Sincerely,

Jennifer Fromm
Vice President, Counsel, Chief Legal Officer and Secretary
Virtus Strategy Trust

Attachment

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ELISE R. SANGUINETTI (SBN: 191389)
ROBERT M. PARTAIN (SBN: 221477)
ARIAS SANGUINETTI WANG & TORRIJOS, LLP
2200 Powell Street, Suite 740
Emeryville, CA 94608
Tel: (510) 629-4877
Fax: (510) 291-9742
elise@aswtlawyers.com
robert@aswtlawyers.com

David S. Golub (*pro hac vice forthcoming*)
Steven L. Bloch(*pro hac vice forthcoming*)
Ian W. Sloss (*pro hac vice forthcoming*)
SILVER GOLUB & TEITELL LLP
One Landmark Square, 15th Floor
Stamford, CT 06901
Telephone: (203) 325-4491
Facsimile: (203) 325-3769
dgolub@sgtlaw.com
sbloch@sgtlaw.com
isloss@sgtlaw.com

Jordan Goldstein(*pro hac vice forthcoming*)
Mitchell Nobel (*pro hac vice forthcoming*)
Samuel J. Kwak (*pro hac vice forthcoming*)
SELENDY GAY ELSBERG PLLC
1290 Avenue of the Americas, 17th Floor
New York, NY 10104
Telephone: (212) 390-9000
Facsimile: (212) 390-9399
jgoldstein@selendygay.com
mnobel@selendygay.com
skwak@selendygay.com

Attorneys for Plaintiff
EMILY E. COLE *and the Proposed Class*

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

EMILY E. COLE, on behalf of herself and all others similarly situated, Plaintiff, v. ALLIANZ GLOBAL INVESTORS U.S. LLC; VIRTUS STRATEGY TRUST f/k/a ALLIANZ FUNDS MULTI-STRATEGY TRUST; DONALD C. BURKE; SARAH E. COGAN; DEBORAH A. DECOTIS; F. FORD DRUMMOND; SIDNEY E. HARRIS; JOHN R. MALLIN; CONNIE D. MCDANIEL; PHILIP MCLOUGHLIN;	Case No. '22CV0747 MMAWVG **COMPLAINT** DEMAND FOR JURY TRIAL

1

COMPLAINT

1 GERALDINE M. MCNAMARA; R. KEITH
   WALTON; BRIAN T. ZINO; AND
2 GEORGE R. AYLWARD,

3   Defendants.

4

5 //

       Plaintiff Emily E. Cole ("Plaintiff"), on behalf of herself and all others similarly situated,
6
   as and for her complaint against defendants Allianz Global Investors U.S. LLC ("AGI"), Virtus
7
   Strategy Trust f/k/a Allianz Funds Multi-Strategy Trust (the "AGI Trust"); Donald C. Burke;
8
   Sarah E. Cogan; Deborah A. DeCotis; F. Ford Drummond; Sidney E. Harris; John R. Mallin;
9
   Connie D. McDaniel; Philip McLoughlin; Geraldine M. McNamara; R. Keith Walton; Brian T.
10
   Zino; and George R. Aylward (collectively, the "Trustees"), alleges the following based on (a)
11
   personal knowledge, (b) the investigation of counsel, and (c) information and belief.
12

13

14   **INTRODUCTION**

15
       1.   On May 17, 2022, the Department of Justice disclosed that defendant AGI and two
16
   of its former managing directors in its Structured Products Group (the "SPG") had agreed to plead
17
   guilty to securities fraud in connection with the Structured Products Group's management of and
18
   illicit conduct relating to a series of investment funds represented to follow a so-called "Structured
19
   Alpha" investment strategy, designed to achieve returns while most importantly protecting
20
   investors from losses from catastrophic or severe market downturns.
21

22   2.   AGI, which did, in fact, enter a guilty plea to securities fraud on May 17, 2022,
23
   admitted to "committing securities fraud from 2014 through 2020 through a scheme to defraud
24
   investors in a series of private investments funds [the Structured Alpha Funds] by making false
25
   and misleading statements to current and prospective investors that substantially understated the
26
   risks being taken by the Funds," and that, among other things, "(i) the misconduct was extensive
27

28
                                            2

                                       COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

and long running, and occurred in a key part of [AGI's] business; (ii) [AGI] owed heightened responsibilities as an investment advisor and fiduciary; [and] (iii) [AGI] lacked sufficient internal controls and oversight for the Funds."[1] Stephen Bond-Nelson and Trevor Taylor, who were, respectively, co-lead portfolio manager and portfolio manager for the Structured Alpha family of funds, pled guilty to securities fraud in March 2022 in sealed proceedings disclosed on May 17, 2022, and admitted to committing securities fraud and investment adviser fraud predicated on the same scheme to defraud investors.[2] Gregoire Tournant, who was the Chief Investment Officer for the SPG and lead portfolio manager for the Structured Alpha family of funds—and the *architect* of the investment strategy—was indicted by a grand jury on May 17, 2022 for securities fraud and investment adviser fraud. Pursuant to their scheme, the Funds overstated and misrepresented its hedging and risk-mitigation strategies purporting to protect investor funds, and, to hide the level of risk, fraudulently altered documents provided to investors and—in violation of fiduciary duties—failed to disclose information to the Funds' investors. "Instead of managing the Funds as promised to investors, Tournant deployed an investment strategy that prioritized returns over risk management in ways that were fundamentally inconsistent with those promises."[3] AGI further admitted that at least one of its employees engaged in securities fraud, which was for the benefit of AGI and to increase its employees' compensation. As a result

---

[1] Information, *United States v. Allianz Global Investors U.S. LLC,* 22-cr-279 (McMahon, J.), https://www.justice.gov/usao-sdny/pr/three-portfolio-managers-and-allianz-global-investors-us-charged-connection-multi (accessed May 21, 2022).

[2] *See* Press Release, *Three Portfolio Managers And Allianz Global Investors U.S. Charged In Connection With Multi-Billion Dollar Fraud Scheme*, U.S. Dept. of Justice (May 17, 2022), https://www.justice.gov/usao-sdny/pr/three-portfolio-managers-and-allianz-global-investors-us-charged-connection-multi (accessed May 21, 2022).

[3] Indictment, *United States v. Gregoire Tournant*, 22 Cr. 276 (J. Swain), https://www.justice.gov/usao-sdny/press-release/file/1506701/download (accessed May 21, 2022).

3

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

of AGI's and its managers' misconduct, the private investment Structured Alpha Funds sustained

billions of dollars of losses.[4]

3.   Though AGI's and its managers' guilty pleas focused specifically on the SPG's

fraudulent management of a series of "Structured Alpha" private investment funds, SPG's

Structured Alpha strategy was not limited to private investment funds. Rather, AGI's Structured

Products Group also served as investment manager for five mutual funds with approximately $2

billion in assets that were marketed to the retail investing public, that were represented to follow

the same Structured Alpha investment strategy as the private funds, and that were fraudulently

managed by the same SPG managers –Tournant, Bond-Nelson and Taylor (the "Structured Alpha

Mutual Funds").

4.   Under the leadership of Tournant, Taylor, and Bond-Nelson, as outlined herein, the

Structured Alpha Mutual Funds purported to utilize the same "market neutral" options trading

strategy or "options overlay" touted as delivering consistent, returns uncorrelated to market

direction while simultaneously protecting against sudden, severe market events (the "Options

Overlay Strategy").

5.   AGI caused various descriptions of the Options Overlay Strategy to be reflected in

the registration statements and prospectuses applicable for each of the Structured Alpha Mutual

---

[4] *United States v. Allianz Global Investors U.S. LLC,* Information, 22-cr-279 (McMahon, J.), https://www.justice.gov/usao-sdny/pr/three-portfolio-managers-and-allianz-global-investors-us-charged-connection-multi (accessed May 21, 2022). The SEC has likewise charged AGI and the portfolio managers with securities fraud. *See* Press Realse, SEC Charges Allianz Global Investors and Three Former Senior Portfolio Managers with Multibillion Dollar Securities Fraud (May 17, 2022), https://www.sec.gov/news/press-release/2022-84 (accessed May 17, 2022).

4

COMPLAINT

Funds, and represented that the investment strategy was responsible for the performance of the Structured Alpha Mutual Funds.

6.   Like the private investment funds, the Structured Alpha Mutual Funds suffered substantial ruinous losses as a result of AGI's and the SPG's managers' fraud and mismanagement and breaches of their fiduciary duties, as well as AGI's failure to employ proper risk management protections and controls, the effects of which were incurred by investors in the Structured Alpha Mutual Funds during the market downturn caused by COVID-19 in February and March of 2020.

7.   AGI terminated the employment of Tournant and Bond-Nelson in February 2022, discharging Tournant "for violation of firm policies designed to ensure compliance with industry regulations and standards relating to the preparation and provision of client communications," and Bond-Nelson "for violation of firm compliance policies."[5]

8.   The wrongful conduct of the Structured Products Group's managers Tournant, Bond-Nelson and Taylor, and the resulting losses suffered by investors in the Structured Mutual Alpha Funds, were enabled by AGI's risk management and control failings. From the outset of the Structured Products Group's existence, AGI failed to conduct meaningful or sufficient risk management or oversight. AGI failed to have the controls or processes in place to ensure that the Structured Products Group adhered to the stated investment strategies and thus, the fraud and mismanagement went undetected for nearly 5 years. This failure enabled the Structured Products Group to materially deviate from the Structured Alpha Mutual Funds' stated investment strategy without detection, with devastating consequences for investors.

_____

[5] Tom Sims, *Allianz fires two managers in wake of investment fund collapse,* Reuters (Feb. 22, 2022), https://www.reuters.com/business/finance/two-allianz-managers-fired-wake-investment-fund-collapse-2022-02-21/ (accessed May 21, 2022).

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

9. In addition, four of the five Structured Alpha Mutual Funds were owned by the defendant Trustees through defendant AGI Trust. Those four Allianz mutual funds were ultimately liquidated in the fourth quarter of 2020 as a result of AGI's conduct. Based on their position, the Trustees, as well as the Trust, owed a duty of loyalty and care to investors in the Structured Alpha Mutual Funds. Although the Trustees have long been on notice of AGI's mismanagement of the four Allianz Structured Alpha Mutual Funds and the resultant losses sustained by the Mutual Funds' investors, the Trustees (and the Trust) have failed to seek to recover the losses from AGI, in breach of their fiduciary duty to the Structured Alpha Funds Mutual investors.

10. AGI, along with Tournant, Taylor, and Bond-Nelson, engaged in this conduct for their own economic self-interest, and to the detriment of the Structured Alpha Mutual Fund investors. Tournant, Bond-Nelson, and Taylor were paid over $100 million dollars by AGI, while the SPG earned substantial amounts for AGI – accounting for *one-quarter of AGI's total revenue* during the relevant period of time.

11. Plaintiff Cole – an investor in one of the Structured Alpha Mutual Funds irrevocably harmed by and through defendants' wrongful conduct – brings this action on behalf of herself and a proposed class of investors to recover damages arising out of Defendants' respective commission of securities fraud, breaches of fiduciary duty, and negligence, which caused Ms. Cole and the Class of mutual fund investors to incur severe financial losses.

PARTIES

12. Plaintiff Emily E. Cole is a citizen of the State of California.

13. Defendant Allianz Global Investors U.S. LLC ("AGI") is a limited liability company formed and existing under the laws of the State of Delaware. Allianz Global Investors U.S. LLC is a registered investment adviser under the Investment Advisers Act of 1940 with its

COMPLAINT

principal office in New York, New York. At all material times, AGI was the managing member, and the investment manager, of the Structured Alpha Mutual Funds.[6]

14.   Defendant Virtus Strategy Trust f/k/a the Allianz Funds Multi-Strategy Trust (the "AGI Trust") is a Massachusetts Trust with its principal address located in Greenfield, Massachusetts.

15.   Defendant Trustees Donald C. Burke, Sarah E. Cogan, Deborah A. DeCotis, F. Ford Drummond, Sidney E. Harris, John R. Mallin, Connie D. McDaniel, Philip McLoughlin, Geraldine M. McNamara, R. Keith Walton, Brian T. Zino, George R. Aylward are trustees of the Virtus Strategy Trust, formerly known as the Allianz Multi-Strategy Trust.

JURISDICTION AND VENUE

16.   This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332(d)(2)(A), because this case is a class action where the aggregate claims of all members of the proposed Class exceed $5,000,000.00, exclusive of interest and costs, and the Plaintiff and most members of the proposed Class are citizens of a state different from each Defendant.

17.   Venue is proper in this judicial District pursuant to 28 U.S.C. § 1391(b) and (c) because each Defendant transacts business in, is found in, and/or has agents in this District, and because some of the actions giving rise to this complaint took place within this District.

18.   The Court has personal jurisdiction over each Defendant. Each Defendant has transacted business, maintained substantial contacts, and/or committed overt acts in furtherance of

---

[6] Allianz Global Investors U.S. LLC was at all material times a subsidiary of Allianz SE, a German corporation headquartered in Munich, which exerted control over AllianzGI in connection with the Structured Alpha Mutual Funds.

7

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

the conduct alleged in the Complaint throughout the United States, including in this District. The

conduct was directed at, or had the effect of, causing injury to persons residing in, located in, or

doing business throughout the United States, including in this District.

I.   AGI STRUCTURED PRODUCTS GROUP

19.   The Structured Products Group managed a series of investment funds, including

the five Structured Alpha Mutual Funds, which all followed a similar investment strategy. Each

fund was compromised of an "alpha" and "beta" component. In each fund, the "beta" component

was designed to give the fund investors exposure to an equity or fixed income index, such as the

S&P 500, Russell 3000, or Bloomberg Aggregate Bond Index so that the fund would earn returns

correlated to the performance of those indices.

20.   Each fund's "alpha" component sought to deliver uncorrelated returns. That is, the

"alpha" component was intended to make money irrespective of the performance of the broader

equity and fixed incomes market. The Structured Products Group represented in regulatory filings

and marketing materials that the "alpha" of each fund consisted of a complex options trading

strategy. A cornerstone of the strategy as marketed to investors and disclosed in regulatory filing

was the use of long, out of the money put options as hedging positions against overnight or short-

term financial market crashes.

21.   The Structured Products Group launched its first investment fund in 2005 (an

unregistered private fund) and its first mutual fund in 2012. By the end of 2019, the Structured

Products Group managed over $13 billion across 22 investment funds, including the five

Structured Alpha Mutual Funds and seventeen private hedge funds. Each fund, including the

Structured Alpha Mutual Funds, relied on a similar complex options trading strategy, dubbed an

"Options Overlay Strategy."

8

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

II.   ALLIZNGI STRUCTURED ALPHA OPTIONS OVERLAY STRATEGY

22.   As described above, each AGI Structured Alpha Product, including the Structured Alpha Mutual Funds, sought to provide investors with passive exposure to equity or fixed income market-correlated returns (the "beta" component) while outperforming the applicable equity and fixed income indices by providing "consistent, uncorrelated returns" (the "alpha" component). AGI represented that it would use the Options Overlay Strategy to provide the "alpha" component (uncorrelated returns). As marketed by AGI, the Options Overlay Strategy consisted of three "prongs", discussed below.

23.   **Range-Bound Spread Trades.** The first prong of the Options Overlay Strategy consisted of proprietary statistical analysis to determine levels of resistance and support and selling options with strike prices AGI concluded were most likely to expire worthless. These trades were eventually referred to as "Range-Bound Spread" trades in Structured Alpha Mutual Fund marketing materials and regulatory disclosures. Range-Bound Spread trades were intended to profit if the value of underlying equity or fixed income indices remained stable, or within the range predicted by AGI. If the price of the asset fell outside of the range, however, AGI would be required to pay out on that trade and would lose money.

24.   **Directional Spread Trades.** The second prong of the Options Overlay Strategy consisted of both long and short options positions that would benefit if the relevant equity or fixed income indices moved dramatically up or down. These were intended to provide income to each fund, including the Structured Alpha Mutual Funds, in the event of market dislocation or extreme volatility. AGI sometimes referred to these trades as "Directional Spread Trades."

25.   **Hedging Trades**. The third prong of the Options Overlay Strategy consisted of buying put positions as hedges against sharp market downturns. It was AGI's purported intent for

9

COMPLAINT

these put option positions, or hedges, to appreciate in the event of a rapid decline of the equity or

fixed income index underlying the particular Structured Alpha Mutual Fund.

III.   AGI STRUCTURED ALPHA MUTUAL FUNDS

26.   To earn more investment management fees AGI sought investment capital from

retail investors and created a Massachusetts voluntary association named the Allianz Multi-

Strategy Trust (the "AGI Trust") on January 10, 2008.[7] Pursuant to the 1940 Investment

Companies Act, the AGI Trust allowed AGI to register mutual funds and solicit investment from

retail investors by listing open-ended funds on securities exchanges.

27.   Beginning in 2012, AGI launched four internal Structured Alpha Mutual Funds

managed by the Structured Products Group. The first fund launched in 2012 as the "AllianzGI

Structured Alpha Fund" but was renamed the AllianzGI Structured Return Fund two years later.

The Structured Return Fund became the Structured Products Group's flagship mutual fund and

AGI marketed the fund to investors and investment advisors as offering retail investors exposure

to the Options Overlay Strategy while also providing "daily liquidity."

28.   The three additional internal AGI mutual funds, AGI launched were the AllianzGI

PerformanceFee Structured US Equity Fund, the AllianzGI PerformanceFee Structured US Fixed

Income Fund, and the Allianz GI U.S. Equity Hedged Fund. Additionally, the Structured Products

---

[7] *See* Agmt. and Decl. of Trust, *Allianz Funds Multi-Strategy Trust* (Jan. 10, 2008),
https://corp.sec.state.ma.us/CorpWeb/CorpSearch/CorpSummary.aspx?sysvalue=T6KcpInTEnY
BHRX0zekQsRe_GFO4csV2B7vEewqG6qs-. On Feb. 1, 2021, the Allianz Funds Multi-
Strategy Trust was renamed the "Virtus Strategy Trust." *See* Form 497, *Allianz Funds Multi-
Strategy Trust* (Feb. 1, 2020),
https://www.sec.gov/Archives/edgar/data/1423227/000119312520322994/d72592d497.htm
(accessed May 21, 2022)("Effective February 1, 2021, subject to the Closing, the Trust will
change its name from "Allianz Fund Multi-Strategy Trust" to "Virtus Strategy Trust").

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Group was hired by Nationwide to serve as one of three Portfolio Managers for the Nationwide Multi-Cap Portfolio Fund.[8]

29.   As investment manager for the Structured Alpha Mutual Funds, AGI caused the Structured Alpha Mutual Funds to represent that the assets of each fund managed by AGI would be invested pursuant to a "Principal Investment Strategy" in the AGI Trust's Prospectus and the Summary Prospectus filed for each of the Allianz-branded Structured Alpha Mutual Funds.

30.   AGI was also hired as a Fund subadviser of the Nationwide Multi-Cap Portfolio Fund in 2018 and caused an AGI-specific Principal Investment Strategy to be included in the Prospectus of the Nationwide Trust's Prospectus and the Nationwide Multi-Cap Portfolio Fund's Summary Prospectus.

31.   At the end of 2019, upon information and belief, the AGI Structured Return Fund's assets under management ("AUM") was approximately $650 million, and the AGI PerformanceFee Structured US Equity Fund's AUM was approximately $100 million.

a. **ALLIANZGI STRUCTURED RETURN FUND**

32.   The AllianzGI Structured Return Fund was created in 2012. From inception through liquidation, AGI served as the investment manager of the AGI Structured Return Fund and AGI Structured Products Group members Greg Tournant (lead), Stephen Bond-Nelson (co-lead), and Trevor Taylor served as portfolio managers.[9]

---

[8] *See* Form N-1A Registration Statement, *Allianz Funds Multi-Strategy Trust* (Jan. 1, 2020), https://www.sec.gov/Archives/edgar/data/0001423227/000119312520021453/d819533d485bpos .htm (listing funds); *see also* Form N-1A Registration Statement, *Nationwide Mutual Funds* (Nov. 2, 2018), https://www.sec.gov/Archives/edgar/data/1048702/000119312518316535/d633053dposami.htm (listing funds).

[9] *See, e.g.,* Summary Prospectus, *AllianzGI Structured Return Fund* (Feb. 1, 2020),

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

33.   During the Class Period, the AGI Structured Return Fund offered six Class of

shares: Class A (AZIAX), Class C (AZICX), Class T (AZITX), Institutional (AZIIX), Class P

(AZIPX), and Class R6 (AZIRX).

34.   In a summary prospectus filed with the SEC on Feb 1, 2020, AGI described the

AGI Structured Return Fund's "Principal Investment Strategies" as follows:

> In pursuing its investment objective of long-term capital appreciation, the Fund either
> 1) combines long equity exposure with an in-the-money short call overlay strategy or
> 2) utilizes a short out-of-the-money put strategy. In either case the fund may seek to
> enhance returns through the use of additional option spreads. Under normal circumstances,
> the Fund's option positions are expected to generate income for the Fund, while
> significantly limiting the Fund's exposure to broader securities market movements. The
> Fund seeks to generate steady, risk-managed returns that are generally independent of
> market conditions.
>
> To achieve its long equity exposure, the Fund expects to invest typically in one or more
> exchange traded funds (ETFs), such as the iShares Core S&P 500 ETF or SPDR® S&P
> 500® ETF, that are intended to achieve exposure to and approximate the relative weighting
> of stocks in the S&P 500 Index. The Fund also may invest directly in some or all of the
> companies included in the S&P 500 Index, seeking to replicate approximately the relative
> weighting of the stocks in the S&P 500 Index. Additionally, in order to achieve the desired
> long equity exposure, the Fund also may invest in stock index futures and other derivative
> instruments that would result in a similar market exposure.
>
> In addition to the long equity portfolio described above, under normal market conditions,
> the Fund employs an in-the-money short call overlay strategy, which consists of writing
> (selling) exchange-traded call options or FLEX call options (*i.e.* listed options that are
> traded on an exchange, such as the CBOE, but with customized strike prices and expiration
> dates) on the S&P 500 Index that are at strike prices below the current market prices,
> typically with an aggregate notional value roughly equal to the full value of the Fund's
> long equity portfolio. Under normal market conditions, the Fund may also employ a
> short out-of-the-money put strategy, which consists of writing exchange-traded put options
> or FLEX put options on the S&P 500 Index and volatility exchange traded notes, such as
> the iPath Series B S&P 500 VIX Short-Term Futures ETN, that are at strike prices below
> the current market prices.

https://www.sec.gov/Archives/edgar/data/1423227/000119312520021586/d836250d497k.htm
(accessed May 21, 2022).

12

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Additionally, under certain circumstances, the portfolio managers may make use of additional option spreads, whereby the Fund utilizes long calls or puts and short or long put or call spreads of exchange-traded or FLEX options on equity and volatility indices, such as the CBOE Volatility Index (VIX), seeking to enhance the portfolio's return. The number of contracts bought and sold can be different in a spread (normally called a "ratio spread"), allowing the portfolio managers to tailor the risk-reward profile of the position, or they can be the same. It is the Fund's general intention to normally hold spread positions with different capped returns and maturities to expiration and all options are expected to be held to expiration unless the portfolio managers conclude that market conditions, redemptions or other circumstances make earlier closeout appropriate or necessary.[10]

35.   Upon information and belief, the Principal Investment Strategies described in the summary prospectus filed by AGI for the AGI Structured Return Fund from at least January 2018 through February 1, 2020 was substantially identical.

36.   AGI also included "Performance Information" in the AGI Structured Return Fund's February 1, 2020 Summary Prospectus which purported to show the AGI Structured Return Fund's performance during the prior two calendar years achieved using the stated Principal Investment Strategies.[11]

37.   Upon information and belief, every Summary Prospectus filed by AGI and the AGI Trust for the AGI Structured Return Fund during the Class Period contained a similar "Performance Information" section purporting to show the performance of the fund over the prior two years using the AGI Structured Return Fund's stated Principal Investment Strategies.

38.   AGI was compensated for managing the AGI Structured Return Fund using a performance-based compensation structure whereby AGI would only earn fees after meeting a

---

[10] *Id.*

[11] *Id.*

13

COMPLAINT

percentage threshold of returns in excess of the relevant benchmark. The benchmark used for the AGI Structured Return Fund was the S&P 500.

b. ALLIANZGI PERFORMANCEFEE STRUCTURED US EQUITY FUND REPRESENTATIONS

39.   The AGI PerformanceFee Structured US Equity Fund was launched in 2017. From inception through liquidation, the AGI served as the investment manager of the AGI PerformanceFee Structured US Equity Fund and AGI Structured Products Group members Greg Tournant (lead), Stephen Bond-Nelson (co-lead), and Trevor Taylor serving as portfolio managers.[12]

40.   In a summary prospectus filed with the SEC on Feb 1, 2020, AGI described the AGI PerformanceFee Structured US Equity Fund's Principal Investment Strategy as follows:

> The Fund pursues its objective of seeking to earn total return that exceeds the return of the S&P 500 Index (the "Index") by maintaining long exposure to the U.S. equity market while employing an option overlay strategy that has the potential to enhance returns and/or control risk.
>
> The Fund typically seeks passive, relatively low-cost exposure to the Index. To achieve this exposure, the Fund typically invests in exchange traded funds ("ETFs"), such as the iShares Core S&P 500 ETF or SPDR S&P 500 ETF, that offer investment returns similar to the Index. The Fund also may invest directly in some or all of the companies included in the Index, seeking to replicate approximately the relative weighting of the stocks in the Index. Additionally, to achieve the desired exposure to the Index, the Fund may invest in stock index futures, equity swaps and other instruments that would result in similar market exposure.
>
> The Fund's option overlay strategy consists primarily of three option position types, which will typically involve options on equity and volatility indices: (i) "range-bound" spreads, (ii) "directional" spreads and (iii) a "hedging" position type. A range- bound spread typically consists of selling a call and a put with a breakeven level of the zone being informed by proprietary statistical analysis. A range-bound spread is intended to be successful when the underlying index for the options trades within a specified range over

---

[12] Summary Prospectus, *AGI PerformanceFee Structured US Equity Fund*, dated Feb. 1, 2020 https://www.sec.gov/Archives/edgar/data/1423227/000119312520021483/d581788d497k.htm

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

a given timeframe. A directional spread typically consists of call spreads or put spreads that are designed to be successful when the index makes a larger-than-normal move to either the upside or the downside. The option portfolio's hedging positions typically consist of long out-of-the- money puts that are intended primarily to protect the option portfolio against short-term market dislocations. Under each option position type, the number of contracts bought and sold can be different in a spread (normally called a "ratio spread"), allowing the portfolio managers to tailor the risk-reward profile of the position, or they can be the same.

To effect its option overlay strategy, the Fund may take numerous positions involving diverse strike prices, expirations and underlying assets. The number of such positions may fluctuate over time. The Fund's portfolio managers generally seek to optimize the Fund's option overlay strategy based on considerations that include (i) targeted positive return potential, (ii) structural risk protections, (iii) collateral management and (iv) flexibility to restructure profit zones where necessary. In addition to the option position types described above, the Fund may opportunistically utilize numerous other option and non-option positions that are consistent with the Fund's investment objective. All options are expected to be held until expiration unless the portfolio managers conclude that market conditions, redemptions or other circumstances make earlier closeout appropriate or necessary. The portfolio managers' strategic decisions are informed in part by proprietary statistical analysis, which includes historical look-backs at the price movement of relevant indices.

The Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks of U.S. issuers. Interests in ETFs or other funds that invest primarily in common stocks of U.S. issuers are considered common stocks of U.S. issuers for purposes of this 80% policy. Under normal circumstances, the options that the Fund purchases or writes will be on U.S. equity and volatility indices or exchange traded notes that may include, without limitation, the S&P 500 Index, the Russell 2000 Index, the Nasdaq-100 Index, the CBOE Volatility Index and the iPath S&P 500 VIX Short-Term Futures ETN. The Fund may also take long or short positions in CBOE Volatility Index Futures. The Fund currently defines "U.S. issuers" as those issuers that are deemed to be United States companies for purposes of their geographical eligibility for inclusion in the Index.

While the Fund intends to obtain equity market exposure through ETF investments under normal conditions, it retains the flexibility to invest directly in common and preferred stock, bonds, U.S. government securities, cash instruments, index futures, volatility futures, exchange traded funds, exchange traded notes, swaps (including variance swaps) and money market instruments, and may purchase and write options with respect to any of the foregoing. Additionally, while the Fund expects to use options in connection with the investments described above, it retains the ability to use options and other derivatives for a range of other purposes, including leverage and gaining indirect exposure to certain investments. The Fund expects to hold cash and cash equivalents from time to time as a result of receiving option premiums or for other reasons.

15

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

41.   Upon information and belief, the Principal Investment Strategy described in the summary prospectus filed by AGI and the AGI Trust for the AGI PerformanceFee Structured US Equity Fund from 2017 through February 1, 2020 was substantially identical.

42.   AGI also included "Performance Information" in the AGI PerformanceFee Structured US Equity Fund's February 1, 2020 Summary Prospectus which purported to show the AGI PerformanceFee Structured US Equity Fund's performance during the prior two calendar years achieved using the stated Principal Investment Strategy.[13]

43.   Upon information and belief, every Summary Prospectus filed by AGI and the AGI Trust for the AGI PerformanceFee Structured US Equity Fund's during the Class Period contained a similar "Performance Information" section purporting to show the performance of the fund over the prior two years using the Principal Investment Strategy.

44.   AGI was compensated for managing the AGI PerformanceFee Structured U.S. Equity Fund using a performance-based compensation structure whereby AGI would only earn fees after meeting a percentage threshold of returns in excess of the relevant benchmark. The benchmark used for the AGI PerformanceFee Structured U.S. Equity Fund was the S&P 500.

c.   **ALLIANZGI PERFORMANCEFEE STRUCTURED US FIXED INCOME FUND REPRESENTATIONS**

45.   AGI PerformanceFee Structured US Equity Fund was launched in 2017. From inception through liquidation, AGI served as the investment manager of the AGI PerformanceFee

---

[13] *Id.*

16

COMPLAINT

Structured US Fixed Income Fund and AGI Structured Products Group members Greg Tournant (lead), Stephen Bond-Nelson (co-lead), and Trevor Taylor serving as portfolio managers.[14]

46.   During the Class Period, the AGI PerformanceFee Structured US Fixed Income Fund offered three Class of shares: Institutional (APKIX), Class P (APKPX), and Class R6 (APKRX). [15]

47.   In a summary prospectus filed with the SEC on Feb 1, 2020, AGI described the AGI PerformanceFee Structured US Fixed Income Fund "Principal Investment Strategies" as follows:

> The Fund pursues its objective of seeking to earn total return that exceeds the return of the Bloomberg Barclays U.S. Aggregate Bond Index (the "Index") by maintaining long exposure to the U.S. fixed income market while employing an option overlay strategy that has the potential to enhance returns and/or control risk.

> The Fund typically seeks passive, relatively low-cost exposure to the Index. To achieve this exposure, the Fund typically invests in exchange traded funds ("ETFs") that offer investment returns similar to the Index.

> The Fund also may invest directly in some or all of the securities included in the Index, seeking to replicate approximately the relative weighting of the securities in the Index. Additionally, to achieve the desired exposure to the Index, the Fund may invest in bond index futures and other instruments like bond total return swaps that would result in similar market exposure.

> The Fund's option overlay strategy consists primarily of three option position types, which will typically involve options on equity and volatility indices: (i) "range-bound" spreads,

---

[14] *See, e.g.* Form N-1A Registration Statement, *Allianz Funds Multi-Strategy Trust* (Sept. 5, 2017), https://www.sec.gov/Archives/edgar/data/1423227/000119312517276955/d222007d485apos.htm #toc440748_2 (accessed May 21, 2022).

[15] Summary Prospectus, AllianzGI PerformanceFee Structured US Fixed Income Fund (Feb. 1, 2020), https://www.sec.gov/Archives/edgar/data/1423227/000119312520021496/d768783d497k.htm (accessed May 21, 2020).

17

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

(ii) "directional" spreads and (iii) a "hedging" position type. A range-bound spread typically consists of selling a call and a put with a breakeven level of the zone being informed by proprietary statistical analysis. A range-bound spread is intended to be successful when the underlying index for the options trades within a specified range over a given timeframe. A directional spread typically consists of call spreads or put spreads that are designed to be successful when the index makes a larger-than-normal move to either the upside or the downside. The option portfolio's hedging positions typically consist of long out-of-the- money puts that are intended primarily to protect the option portfolio against short-term market dislocations. Under each option position type, the number of contracts bought and sold can be different in a spread (normally called a "ratio spread"), allowing the portfolio managers to tailor the risk-reward profile of the position, or they can be the same.

To effect its option overlay strategy, the Fund may take numerous positions involving diverse strike prices, expirations and underlying assets. The number of such positions may fluctuate over time. The Fund's portfolio managers generally seek to optimize the Fund's option overlay strategy based on considerations that include (i) targeted positive return potential, (ii) structural risk protections, (iii) collateral management and (iv) flexibility to restructure profit zones where necessary. In addition to the option position types described above, the Fund may opportunistically utilize numerous other option and non-option positions that are consistent with the Fund's investment objective. All options are expected to be held until expiration unless the portfolio managers conclude that market conditions, redemptions or other circumstances make earlier closeout appropriate or necessary. The portfolio managers' strategic decisions are informed in part by proprietary statistical analysis, which includes historical look-backs at the price movement of relevant indices.

The Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in fixed income securities of U.S. issuers. Interests in ETFs or other funds that invest primarily in fixed income securities of U.S. issuers are considered fixed income securities of U.S. issuers for purposes of this 80% policy. Under normal circumstances, the options that the Fund purchases or writes will be on U.S. equity and volatility indices or exchange traded notes that may include, without limitation, the S&P 500 Index, the Russell 2000 Index, the Nasdaq-100 Index, the CBOE Volatility Index and the iPath S&P 500 VIX Short-Term Futures ETN. The Fund may also take long or short positions in CBOE Volatility Index Futures. The Fund currently defines "U.S. issuers" as those issuers that are deemed to be United States companies for purposes of their geographical eligibility for inclusion in the Index.

While the Fund intends to obtain fixed income market exposure through ETF investments under normal conditions, it retains the flexibility to invest directly in common and preferred stock, bonds, U.S. government securities, cash instruments, index futures, volatility futures, exchange traded funds, exchange traded notes, swaps (including variance swaps) and money market instruments, and may purchase and write options with respect to any of the foregoing. Additionally, while the Fund expects to use options in connection with the

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

investments described above, it retains the ability to use options and other derivatives for a range of other purposes, including leverage and gaining indirect exposure to certain investments.

The Fund expects to hold cash and cash equivalents from time to time as a result of receiving option premiums or for other reasons. [16]

48.   Upon information and belief, the Principal Investment Strategies described in the summary prospectus filed by AGI for the AGI PerformanceFee Structured US Fixed Income Fund from inception in 2017 through February 1, 2020 was substantially identical.

49.   AGI also included "Performance Information" in the AGI PerformanceFee Structured US Fixed Income Fund's February 1, 2020 Summary Prospectus which purported to show the AGI PerformanceFee Structured US Fixed Income Fund's performance during the prior two calendar years achieved using the stated Principal Investment Strategy

50.   Upon information and belief, every Summary Prospectus filed by AGI and the AGI Trust for the AGI PerformanceFee Structured US Fixed Income Fund's during the Class Period contained a similar "Performance Information" section purporting to show the performance of the AGI PerformanceFee Structured US Fixed Income Fund over the prior two years using the Principal Investment Strategy.

51.   AGI was compensated for managing the AGI PerformanceFee Structured US Fixed Income Fund using a performance-based compensation structure whereby AGI would only earn fees after meeting a percentage threshold "hurdle" of returns in excess of the relevant benchmark.

---

[16] Summary Prospectus, *AllianzGI Performance Fee Structured US Fixed Income Fund* (Feb. 1, 2020), https://www.sec.gov/Archives/edgar/data/1423227/000119312520021496/d768783d497k.htm (accessed May 21, 2022).

19

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

The benchmark used for the AGI PerformanceFee Structured US Fixed Income Fund was the

Bloomberg Barclays U.S. Aggregate Bond Index.

d. ALLIANZGI U.S. EQUITY HEDGED FUND

52.   The AllianzGI U.S. Equity Hedged Fund was launched in 2012. From inception

through liquidation, AGI served as the investment manager of the AGI U.S. Equity Hedged Fund

and AGI Structured Products Group members Greg Tournant (lead), Stephen Bond-Nelson (co-

lead), and Trevor Taylor serving as portfolio managers.[17]

53.   During the Class Period, the AGI U.S. Equity Hedged Fund offered five Class of

shares: Class A (AZUAX), Class C (AZUCX), Institutional (AZUIX), Class P (AZUPX), and

Class D (AZUDX).

54.   In a summary prospectus filed with the SEC on Feb 1, 2020, AGI described the

AGI U.S. Equity Hedged Fund's investment strategy as follows:

> In pursuing its investment objective, the Fund combines long equity exposure with positions in options that, when paired with the Fund's long equity portfolio, are intended to promote the protection of capital during unfavorable market conditions.
>
> The Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks of U.S. companies. The Fund may gain exposure to such stocks directly or indirectly. The Fund currently defines "U.S. companies" as those companies that are deemed to be United States companies for purposes of their geographical eligibility for inclusion in the S&P 500 Index, a broad-based index of U.S. stocks.
>
> To achieve its long equity exposure, the Fund expects to invest typically in one or more exchange traded funds (ETFs), such as the iShares Core S&P 500 ETF or SPDR® S&P 500® ETF, that are intended to achieve exposure to and approximate the relative weighting of stocks in the S&P 500 Index. The Fund also may invest directly in some or all of the companies included in the S&P 500 Index, seeking to

---

[17] *See, e.g.* Summary Prospectus, *AllianzGI U.S. Equity Hedged Fund* (Apr. 1, 2015), https://www.sec.gov/Archives/edgar/data/1423227/000119312515114323/d875080d497k.htm (accessed May 21, 2022).

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

replicate approximately the relative weighting of the stocks in the S&P 500 Index. Additionally, in order to achieve the desired long equity exposure, the Fund also may invest in stock index futures and other derivative instruments that would result in a similar market exposure.

In addition to the long equity portfolio described above, under normal market and other conditions, the Fund employs a strategy of investing in exchange-traded options or FLEX options (i.e., listed options that are traded on an exchange, but with customized strike prices and expiration dates) that, when paired with the equity portfolio, are intended to promote the protection of capital during unfavorable market conditions (the "Index Option Strategy"). The Fund will utilize (buy) equity index put options (long puts) on U.S. equity indexes with the purpose of protecting the Fund from a significant market decline while limiting the cost and interference of this "protection," and will write (sell) equity index call options (short calls) on U.S. equity indexes to offset some or all of the cost of the put options.

Under normal market and other conditions, the option positions will consist of long puts expiring in roughly equal proportions over longer periods (e.g., the next 12 months), and short call positions expiring over a shorter period (e.g., fewer than 45 days) with notional value roughly equal to the full value of the Fund's long equity portfolio. The long puts are designed to significantly protect the downside of the Fund's long equity portfolio, which means that the notional value may be roughly equal to or may significantly exceed the full value of the Fund's long equity portfolio.

Additionally, under certain circumstances, the portfolio managers may construct paired option positions, or so-called "option spreads," such as by pairing a long put position with a short put position. The number of contracts bought and sold can be different in a spread (normally called a "ratio spread") or they can be the same. The Fund may enter into put spreads to seek to capture value from slight market decreases.

All options are expected to be held to expiration unless the portfolio managers conclude that market conditions, redemptions or other circumstances make earlier closeout appropriate or necessary. In pursuing the Index Option Strategy, the Fund generally will not be able to offset the full cost of the "protection" it is seeking and must keep significant cash and cash equivalents available, and therefore the Fund may underperform the S&P 500 Index during periods of market increases and slight market decreases".

55.   Upon information and belief, the Principal Investment Strategy described in the

summary prospectus filed by AGI for the AGI PerformanceFee Structured US Equity Fund from

2017 through February 1, 2020 was substantially identical.

21

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

56.   AGI also included "Performance Information" in the AGI PerformanceFee Structured US Equity Fund's February 1, 2020 Summary Prospectus which purported to show the AGI PerformanceFee Structured US Equity Fund's performance during the prior two calendar years achieved using the stated Principal Investment Strategy

57.   Upon information and belief, every Summary Prospectus filed by AGI for the AGI PerformanceFee Structured US Equity Fund's during the Class Period contained a similar "Performance Information" section purporting to show the performance of the fund over the prior two years using the Principal Investment Strategy.

58.   AGI was compensated for managing the AGI U.S. Equity Hedged Fund using a performance-based compensation structure whereby AGI would only earn fees after meeting a percentage threshold "hurdle" of returns in excess of the relevant benchmark. The benchmark used for the AGI U.S. Equity Hedged Fund was the S&P 500.

e.   NATIONWIDE MULTI-CAP PORTFOLIO FUND

59.   The Nationwide Multi-Cap Portfolio fund is a mutual fund offered by the Nationwide Mutual Funds trust. During the Class Period, the AGI Structured Products Group served as a subadviser to the Nationwide Multi-Cap Portfolio fund.

60.   During the Class Period, the Nationwide Multi-Cap Portfolio fund offered only R6 (0P0001F1DQ) class of shares.

61.   In a prospectus filed with the SEC on Feb 19, 2020, the Nationwide Mutual Funds trust described the Nationwide Multi-Cap Portfolio's "Principal Investment Strategy" for the portion of the Nationwide Multi-Cap Portfolio managed by AGI (which Nationwide referred to as a "sleeve") as follows:

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4

Allianz combines a passive Russell 3000® Index exposure with an options overlay designed to generate returns in excess of the Index within a risk-managed framework. The passive long equity exposure is obtained by investing in equity securities of companies included in the Russell 3000® Index, seeking to replicate approximately the relative weightings of the stocks in the Russell 3000® Index. Allianz also may invest in stock index futures or swaps that would result in similar market exposure."

5
6
7
8
9
10

In addition to the passive equity strategy, Allianz employs an options overlay in which it combines the writing (sale) and purchase of call and put options on U.S. equity and volatility indexes in a variety of spread positions. The options overlay seeks to capitalize on the return-generating features of selling options while simultaneously benefiting from the risk-control attributes associated with buying options, and to continually optimize the balance between these two types of exposures. The strategy also seeks to protect the option portfolio against short-term market dislocations through the use of long out-of-the- money puts. The options overlay seeks to generate steady, risk-managed relative returns that are generally independent of market conditions.[18]

11
12
13

62.   Upon information and belief, every prospectus filed by the Nationwide Mutual Funds trust for the Nationwide Multi-Cap Portfolio between 2018 and early 2020 contained a similar "Principal Investment Strategy" description prepared by AGI.

14
15

IV.   THE STRUCTURED ALPHA MUTUAL FUNDS' 2020 COLLAPSE

16
17
18
19
20

63.   The COVID-19 crisis caused global financial market volatility during February and March of 2020. For the reasons discussed below, the Structured Alpha Mutual Funds suffered disastrous losses during this period. The performance of each Structured Alpha Mutual Funds during this time is summarized in FIGURE 1 below:

21
22
23
24
25
26
27
28

[18] Nationwide, *Nationwide Multi-Cap Portfolio Prospectus* (Feb. 19, 2020) (available at https://sec.report/Document/0001193125-20-041650/d879427dposami.htm).

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

FIGURE 1



Structured Alpha Mutual Funds
February 14, 2020 - Mar 31, 2020 Losses v. Benchmarks

64.   As Figure 1 illustrates, three of four Structured Alpha Mutual Funds pegged to equity indices suffered greater losses than the designated indices AGI represented their strategy was designed to outperform via the Options Overlay Strategy from mid-February through the end of March.

65.   Figure 2 illustrates that unlike the equity indices, the Structured Alpha Mutual Funds failed to recover to pre-COVID-19 levels after March 2020:

24

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

FIGURE 2



66.   The Structured Alpha Mutual Fund losses were part of a meltdown that encompassed all 22 funds managed by the Structured Products Team. For example, in addition to the losses suffered in the Structured Alpha Mutual Funds, two private funds managed by the Structured Products Group—part of the series of private investment funds that were the subject of government investigation, indictment, and guilty pleas described herein—had suffered such massive losses (one lost 97% of its value) that they received margin calls and were liquidated.

67.   These losses surprised investors, because AGI had represented through regulatory filings and presentations to investors in a variety of funds that they would execute the Options Overlay Strategy, and that the Options Overlay Strategy was purportedly designed to preserve investor capital in the event of a rapid market downturn via out of the money put options.

68.   These questions prompted the U.S. Department of Justice ("DOJ"), U.S. Securities & Exchange Commission ("SEC"), and German regulator BaFin to launch the investigations into the losses suffered by investors in funds managed by the AGI Structured Products Group.

25

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

69.   The collapse in value of the Structured Alpha Mutual Funds caused mass redemptions by the Funds' investors, and the AUM of the four internal AGI Structured Alpha Mutual Funds dropped precipitously. By 2020 year-end, AGI liquidated all four funds.

70.   In September 2020, the Nationwide Mutual Funds trust fired AGI as a Sub-adviser to the Nationwide Multi-Cap Portfolio.

V.   AGI'S ATTEMPTED WHITEWASH OF THE LOSSES

71.   AGI and the Structured Products Group took several steps to cover up the true reason for the catastrophic losses suffered by the entire AGI Structured Products Portfolio.

72.   First, AGI held a Structured Return investor call on April 9, 2020 during which SPG Product Specialist Jeff Sheran lied to investors about the true reasons their investments had suffered such severe losses. The following is a transcript of an excerpt from the call:

> [A] combination of significant drops in market levels, coupled with extremely high levels of implied volatility, had a particularly large impact on the equity-index option positions that constitute the bulk of our portfolios, and in the first quarter, each of these three funds delivered disappointing results.
>
> We attribute these results to the sheer speed of the market decline and its impact on our ability to restructure our positions; **as well as to the weaker-than-expected price appreciation of our hedging positions**.
>
> As the equity market declined in late February and early March, we responded by closing out numerous at-risk short option positions. The severity of the daily market moves, many of which ranged between -7% and -12%, made it very difficult to implement all our trades and to mitigate realized costs, especially in the context of a sharp decrease in market liquidity. **And although heading into the market decline we had in place our typical ladder of hedging positions**, an extremely irregular response in option pricing at certain maturities prevented many of our long puts from providing as much benefit as we expected, which was very challenging for the portfolio.
> …
> In the aftermath of past market events, our funds have often delivered an accelerated rebound, for two reasons: (1) a mark-to-market snapback, as unrealized losses are recovered over several months; and (2) the ensuing high-volatility environment provides

26

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1   the ability to build positions with more return potential per unit of risk. To be clear, the

2   first dynamic is not applicable in this case, **because the losses are largely realized**.

3   (emphasis added)

4   73.   As discussed in greater detail below, Sheran's statements regarding the makeup of

5
    the Structured Return Fund's portfolio heading into February and March 2020 were lies intended
6
    to conceal the true reasons for the losses investors suffered.
7

8   74.   AGI and the SPG also drafted and distributed a memorandum entitled "Structured

9   Alpha March 2020 Performance" to investors in the funds run by the Structured Products Group.

10   The memorandum contained an "analysis" that falsely represented that AGI had managed its

11   portfolio "in accordance with its design" and that the catastrophic losses suffered in March 2020

12   "were not the result of any failure in [AGI's] investment strategy or risk management processes."

13   The memorandum went on to falsely state, *inter alia*, that:

14

15   The Portfolio losses were the direct result of the speed, duration and severity of the market
         decline and attendant increase in volatility, which overtook the Portfolio Management
16   team's portfolio restructuring process. This restructuring process, which has been a
         cornerstone of the Structured Alpha products' alpha strategy since its inception in 2005,
17   operated as described to investors and was implemented during this period as it was in past
18   market downturns.

19   **Since the inception of the Structured Alpha strategy, the Portfolio has held options
         positions grouped into three core strategies: (i) Range-Bound Spreads; (ii) Directional
20   Spreads; and (iii) Hedging Positions. … [T]he Hedging Positions play an important
         role in providing protection to the Portfolio against a sudden volatility increase and
21   market shock.** (emphasis added)
22

23   75.   AGI and its employees continued to conceal their misdeeds by falsely denying any

24   wrongdoing in connection with the losses until May 2022. In fact, in addition to the lies detailed

25   above in April and July 2020, AGI employees actively attempted to impede law enforcement by
26
     hiding materials from investigators. It was not until the public release of the guilty pleas of AGI
27

28

COMPLAINT

and its employees Trevor Taylor and Stephen Bond-Nelson that AGI admitted the nature and

extent of its wrongdoing.

VI.   THE GUILTY PLEAS OF AGI AND ITS EMPLOYEES AND THE CHARGES AGAINST TOURNANT REVEAL THE FRAUDULENT CONDUCT.

76.   On May 17, 2022 the DOJ and SEC unsealed a series of agreements to plead guilty

to securities fraud entered into by AGI and former AGI Structured Product Group employees

Stephen Bond-Nelson and Trevor Taylor to resolve charges by the DOJ and SEC that AGI and

members of the Structured Products Group had defrauded investors in the Structured Products

Group's 17 private funds. On May 17, 2022, AGI pled guilty to an Information pursuant to the

plea agreement, and the Government unsealed Bond-Nelson's and Taylor's March 2022 guilty

pleas pursuant to their plea agreements. Additionally, on May 17, 2002, the Government disclosed

that Tournant had been indicted by a grand jury and charged with (1) Conspiracy to Commit

Securities Fraud, Investment Adviser Fraud, and Wire Fraud; (2) Securities Fraud; (3) Investment

Adviser Fraud; (4) Investment Adviser Fraud; and (5) Conspiracy to Obstruct Justice but has,

unlike his alleged co-conspirators, pleaded not guilty.

77.   As part of their guilty pleas, AGI, Taylor, and Bond-Nelson "admitted to defrauding

investors over multiple years, concealing losses and downside risks of a complex strategy, and

failing to implement key risk controls"[19] with respect to the Structured Products Group's 17 private

funds.

---

[19] Press Release, *SEC Charges Allianz Global Investors and Three Former Senior Portfolio Managers with Multibillion Dollar Securities Fraud* (May 17, 2022), https://www.sec.gov/news/press-release/2022-84; *see also Press Release,* Three Portfolio Managers And Allianz Global Investors U.S. Charged In Connection With Multi-Billion Dollar Fraud Scheme, DOJ (May 17, 2022), https://www.justice.gov/usao-sdny/pr/three-portfolio-managers-and-allianz-global-investors-us-charged-connection-multi

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

78.   The DOJ charging documents establish that, beginning in 2015, AGI and the Structured Products Group stopped buying effective out-of-the-money puts as hedges because the puts had become expensive and were detracting from the gains of the Structured Products Groups' funds. Despite the fact that this materially changed the risk profile of funds utilizing the Options Overlay Strategy, AGI and the Structured Produced Group failed to disclose the abandonment of this "cornerstone" of the Options Overlay Strategy to anyone, including private fund investors.

79.   For example, the DOJ alleges that "in or about late 2015, the Structured Products Group, at the direction of GREGOIRE TOURNANT[,] abandoned the promised hedging strategy and instead began to purchase cheaper hedges that were further out of the money, and therefore less protective in the event of a market crash." The Tournant Indictment further alleges that at first the Structured Products Group purchased puts around 30% out of the money, but that beginning in February 2018, the Structured Products Group started buying even cheaper and less effective out of the money puts, often 40–50% out of the money. This is illustrated in the Figure 3 below from the Tournant Indictment:

FIGURE 3

OTM PUTS PROMISED VERSUS PURCHASED

COMPLAINT



Source: Tournant Indictment, p. 18.

80.   The DOJ charging documents also detail how in addition to the abandonment of the promised hedging strategy, AGI and the Structured Products Group secretly and materially diverted from the stated Options Overlay Strategy and instead began executing a short volatility strategy with much more risk.

81.   The Structured Products Group concealed this from private fund investors by altering data and risk metrics in reports provided to private fund clients. For example, the DOJ alleges that between 2015 and 2020 AGI Structured Products Group's Chief Investment Officer Greg Tournant, along with co-conspirators Taylor and Bond-Nelson, secretly deviated from the private funds' stated investment strategy and hid the true risk of the Structured Products Group's investment funds from investors by altering and therefore failing to provide accurate (1) open position data (Tournant Indictment, ¶¶ 40-43, (2) holdings data (*Id.*, ¶ 44), (3) risk reports (*Id.*,

COMPLAINT

¶¶ 45-51), expected value data (*Id.*, ¶¶ 52-58), performance data (*Id.*, ¶¶ 59-63), "the Greeks" risk metrics (*Id.*, ¶¶ 64-66), and attribution data (*Id.*, ¶¶ 67-68).

82.   Finally, consistent with the allegations below, the DOJ charging documents establish – and AGI admitted through its guilty plea -- that AGI failed to provide any meaningful or effective oversight of the Structured Products Group (*See* AGI Plea Agreement, Ex. A – Information, pp. 12-18 ("AGI Plea Agmt"). AGI admitted that "the Portfolio Managers were able to carry on the fraud for years, in part, because AGI US lacked sufficient internal controls and oversight" and that there were "significant gaps and weaknesses in AGI US's controls they related to the [private funds]." AGI also admitted that "[a]lthough communicating accurately and candidly with investors is a core duty of an investment advisors, the control function at AGI US … were not designed to, and did not, function to ensure that risk for the [private funds] was being monitored in line with what investors had been told." (AGI Plea Agmt, pp 13-14). Finally, AGI admitted that AGI had allowed the "independent" (but related) AGI entities tasked with performing "independent portfolio risk oversight" to be "corrupted" by the Structured Products Group. (*Id.* at 15).

83.   The fraud described in the preceding paragraphs and admitted to by AGI, Bond-Nelson, and Taylor, harmed investors in the Structured Alpha Mutual Funds along with the private fund investors that are the focus of AGI's and its managers' guilty pleas. AGI and the Structured Products Group (falsely) represented to Structured Alpha Mutual Funds investors that it would employ the same Options Overlay Strategy in the Structured Alpha Mutual Funds used in the private funds (*See, e.g.* ¶¶ 38, 44, 54, 58, 65, *supra*).

84.   Compounding the impact of the misrepresentations was the fact that AGI and the Structured Products Group adopted a single unitary options trading strategy for the entire

31

COMPLAINT

Structured Products Group suite of funds and managed the options trading of those funds as if they were a single pooled options trading investment fund.

85.   Thus, rather than operating each of the 22 mutual and private funds according to separate investment objectives, stated investment strategies, and risk factors in executing entering into options trades for the respective Structured Products Group funds, AGI and the Structured Products Group instead used the combined resources of the 22 Structured Products Group funds to execute a single unified "short volatility" options strategy that was materially different from AGI's representations, and exposed investors to far more risk than the strategy AGI represented to investors would be executed.

86.   This fact is confirmed by the level of correlation of the options positions of the Structured Alpha Mutual Funds with the private funds. For example, comparison of the September 2019 positions of the Structured Return Fund and the Structured Alpha US 250 private fund strategy shows that the two funds had nearly identical position equity index position distributions:

STRUCTURED RETURN MUTUAL FUND
EQUITY INDEX OPTIONS DISTRIBUTION BY INDEX
September 2019

Index option notionals	Long		Short		Net		|Long| + |Short|			
	Calls	Puts	Calls	Puts	Calls	Puts	Calls	Puts	C & P	%
RUT Russell 2000	$0.0	$0.0	-$12.2	-$17.5	-$12.2	-$17.5	$12.2	$17.5	$29.7	1%
SPX S&P 500	$50.0	$2,557.2	-$92.6	-$1,205.8	-$42.6	$1,351.4	$142.6	$3,763.0	$3,905.6	81%
XSP Mini S&P 500	$126.5	$40.9	-$683.0	-$34.8	-$556.5	$6.1	$809.5	$75.7	$885.2	18%
Total	$176.5	$2,598.0	-$787.8	-$1,258.1	-$611.3	$1,339.9	$964.3	$3,856.1	$4,820.4	100%

STRUCTURED ALPHA US EQUITY 250 PRIVATE FUND
EQUITY INDEX OPTIONS DISTRIBUTION BY INDEX
September 2019

Index option notionals	Long		Short		Net		|Long| + |Short|			
	Calls	Puts	Calls	Puts	Calls	Puts	Calls	Puts	C & P	%
RUT Russell 2000	$0.0	$0.0	-$7.3	-$8.8	-$7.3	-$8.8	$7.3	$8.8	$16.1	1%
SPX S&P 500	$33.9	$1,551.4	-$54.2	-$667.8	-$20.2	$883.6	$88.1	$2,219.2	$2,307.4	83%
XSP Mini S&P 500	$68.4	$22.4	-$356.0	-$17.3	-$287.6	$5.1	$424.4	$39.7	$464.1	17%
Total	$102.3	$1,573.8	-$417.5	-$693.9	-$315.2	$879.9	$519.8	$2,267.7	$2,787.6	100%

32

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

87.   The same level of correlation is apparent when the notionals, *delta*, *gamma*, and *vega* values of the two funds are compared:

STRUCTURED RETURN MUTUAL FUND
NOTIONALS, DELTA, GAMMA, AND VEGA DISTRIBUTION
September 2019

Notionals ($m) by buckets	Percentage from current spot													Total	>=75%
Maturity	60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%		
18-Oct-19	857	1,208	0	-8	-34	96	-470	85	-205	-89	0	0	0	1439	-626
15-Nov-19	13	0	0	-48	-56	-128	-44	1	8	-267	-12	0	0	-533	-546
20-Dec-19	0	0	0	-6	-20	-52	0	0	1	-43	0	0	0	-120	-120
17-Jan-20	0	0	0	-11	-15	0	0	0	0	0	0	0	0	-26	-26
21-Feb-20	0	0	0	-14	-2	0	0	0	0	0	0	0	0	-16	-16
20-Mar-20	0	0	-3	0	-11	0	0	0	0	0	0	0	0	-14	-11
Total	869	1,208	-3	-88	-138	-85	-514	86	-196	-399	-12	0	0	729	-1345

Delta ($m) by buckets	Percentage from current spot													Total
Maturity	60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%	
18-Oct-19	-0.3	-0.5	0.0	0.0	0.2	-2.6	20.7	8.0	-13.6	-0.4	0.0	0.0	0.0	11.6
15-Nov-19	0.0	0.0	0.0	0.6	1.5	8.1	4.6	0.4	5.4	-10.4	-0.2	0.0	0.0	10.1
20-Dec-19	0.0	0.0	0.0	0.2	1.2	5.4	0.0	0.0	0.7	-1.8	0.0	0.0	0.0	5.7
17-Jan-20	0.0	0.0	0.0	0.5	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7
21-Feb-20	0.0	0.0	0.0	0.8	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
20-Mar-20	0.0	0.0	0.1	0.0	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2
Total	-0.3	-0.5	0.1	2.1	5.3	10.9	25.3	8.5	-7.4	-12.5	-0.2	0.0	0.0	31.3

SPX Gamma by buckets	Percentage from current spot													Total
Maturity	60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%	
18-Oct-19	0.0	0.0	0.0	0.0	-1.0	12.7	-94.5	51.7	-33.3	-4.8	0.0	0.0	0.0	-69.3
15-Nov-19	0.0	0.0	0.0	-1.6	-4.0	-20.7	-11.4	0.7	11.7	-67.7	-1.1	0.0	0.0	-94.0
20-Dec-19	0.0	0.0	0.0	-0.4	-2.1	-9.6	0.0	0.0	1.0	-8.9	0.0	0.0	0.0	-20.0
17-Jan-20	0.0	0.0	0.0	-0.8	-1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-2.6
21-Feb-20	0.0	0.0	0.0	-1.3	-0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-1.5
20-Mar-20	0.0	0.0	-0.2	0.0	-1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-1.5
Total	0.0	0.0	-0.2	-4.0	-10.3	-17.6	-105.9	52.3	-20.6	-81.3	-1.1	0.0	0.0	-188.8

STRUCTURED ALPHA US EQUITY PRIVATE FUND
NOTIONALS, DELTA, GAMMA, AND VEGA DISTRIBUTION
September 2019

Notionals ($m) by buckets	Percentage from current spot													Total	>=75%
Maturity	60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%		
18-Oct-19	431	817	0	-4	-18	75	-263	45	-87	-35	0	0	0	963	-285
15-Nov-19	9	0	0	-22	-28	-71	-26	0	7	-163	-7	0	0	-301	-310
20-Dec-19	0	0	0	-2	-10	-32	0	0	1	-24	0	0	0	-67	-67
17-Jan-20	0	0	0	-5	-7	0	0	0	0	0	0	0	0	-13	-13
21-Feb-20	0	0	0	-7	-1	0	0	0	0	0	0	0	0	-8	-8
20-Mar-20	0	0	-1	0	-7	0	0	0	0	0	0	0	0	-9	-7
Total	440	817	-1	-41	-71	-27	-289	46	-80	-222	-7	0	0	565	-691

33

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Delta ($m) by buckets		Percentage from current spot													Total
		60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%	
Maturity	18-Oct-19	-0.1	-0.3	0.0	0.0	0.1	-1.9	11.6	2.6	-5.6	-0.1	0.0	0.0	0.0	6.3
	15-Nov-19	0.0	0.0	0.0	0.3	0.7	4.5	2.8	0.2	3.4	-6.3	-0.1	0.0	0.0	5.5
	20-Dec-19	0.0	0.0	0.0	0.1	0.6	3.2	0.0	0.0	0.3	-0.9	0.0	0.0	0.0	3.4
	17-Jan-20	0.0	0.0	0.0	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8
	21-Feb-20	0.0	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
	20-Mar-20	0.0	0.0	0.1	0.0	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8
Total		-0.1	-0.3	0.1	1.0	2.8	5.8	14.4	2.8	-1.8	-7.3	-0.1	0.0	0.0	17.2

SPX Gamma by buckets		Percentage from current spot													Total
		60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%	
Maturity	18-Oct-19	0.0	0.0	0.0	0.0	-0.5	9.2	-53.3	22.9	-1.9	-1.6	0.0	0.0	0.0	-25.3
	15-Nov-19	0.0	0.0	0.0	-0.8	-2.0	-11.5	-6.8	0.3	8.2	-41.1	-0.6	0.0	0.0	-54.3
	20-Dec-19	0.0	0.0	0.0	-0.2	-1.0	-5.8	0.0	0.0	0.4	-4.7	0.0	0.0	0.0	-11.2
	17-Jan-20	0.0	0.0	0.0	-0.4	-0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-1.2
	21-Feb-20	0.0	0.0	0.0	-0.6	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.8
	20-Mar-20	0.0	0.0	-0.1	0.0	-0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.9
Total		0.0	0.0	-0.1	-1.9	-5.3	-8.1	-60.2	23.2	6.8	-47.5	-0.6	0.0	0.0	-93.8

88.   The level of correlation between the Structured Return Mutual Fund and the Structured Alpha US Equity 250 Fund is nearly 100% and can only be explained by the execution of a common options strategy across the funds by the Structured Products Group with subsequent allocation of the trades, positions, gains and losses according to the alpha target and AUM of each fund.

89.   This means that investors in the Structured Alpha Mutual Funds were subjected to the same deviations from the Options Overlay Strategy as the private fund investors and were victims of the same fraud.

VII.   AGI MISREPRESENTED THE STRUCTURED ALPHA MUTUAL FUNDS' INVESTMENT STRATEGIES AND DOWNSIDE RISK.

90.   As established above (¶¶ 26-75), AGI and AGI Trust made misrepresentations in regulatory filings including, *inter alia*, each of the Structured Alpha Mutual Funds' summary prospectuses regarding the Structured Alpha Mutual Funds investment strategies.

a.   STRUCTURED RETURN FUND MISREPRESENTATIONS

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

91.   For example, AGI and the AGI Trust made the following representation regarding the Structured Return Fund's investment strategy and the fund's past performance in the fund's February 2020 Summary Prospectus:

Principal Investment Strategy

Under normal circumstances, the Fund's option positions are expected to generate income for the Fund, while significantly limiting the Fund's exposure to broader securities market movements. The Fund seeks to generate steady, risk-managed returns that are generally independent of market conditions.[20]

This completely misrepresented the options strategy AGI was secretly employing for the Structured Alpha Mutual Funds at the time. As shown below, (1) the Structured Alpha Mutual Funds had no options positions that could provide *any*, let alone "significant" protection against a broad downside market move; (2) the profitability of the options positions AGI bought for of the Structured Return Fund were in no way "independent of market conditions" as they were aggressive bets on market appreciation and low volatility; and (3) neither AGI nor the AGI trust sought to manage the risk profile of the portfolio in any reasonable way.

      i. AGI AND THE AGI TRUST FAILED TO DISCLOSE THAT AGI SOLD CRASH PROTECTION INSTEAD OF BUYING IT.

92.   As illustrated by Figure 4, below, by September 2019, and likely earlier, the Structured Alpha Mutual Funds had stopped buying long, out of the money put positions that could reasonably be expected to "significantly limit" Structured Return Fund's downside exposure. The

---

[20] AGI and the AGI Trust made identical representations in regulatory filings in prospectuses, summary prospectuses and registration statements beginning as early as December 2, 2016. *See e.g.,* Form N-1A Registration Statement, *Allianz Funds Multi-Strategy Trust, AllianzGI Structured Return Fund* (Dec. 2, 2016), https://www.sec.gov/Archives/edgar/data/0001423227/000119312516784006/d291070d485apos.htm (accessed May 21, 2022).

35

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

numbers in green represent put options purchased by AGI while the red numbers represent the put

options AGI sold:

FIGURE 4

Notionals ($m) by buckets		Percentage from current spot													Total	>=75%
		60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%		
Maturity	18-Oct-19	857	1,208	0	-8	-34	96	-470	85	-205	-89	0	0	0	1439	-626
	15-Nov-19	13	0	0	-48	-56	-128	-44	1	8	-267	-12	0	0	-533	-546
	20-Dec-19	0	0	0	-6	-20	-52	0	0	1	-43	0	0	0	-120	-120
	17-Jan-20	0	0	0	-11	-15	0	0	0	0	0	0	0	0	-26	-26
	21-Feb-20	0	0	0	-14	-2	0	0	0	0	0	0	0	0	-16	-16
	20-Mar-20	0	0	-3	0	-11	0	0	0	0	0	0	0	0	-14	-11
Total		869	1,208	-3	-88	-138	-85	-514	86	-196	-399	-12	0	0	729	-1345

93.   Figure 3 shows AGI did not buy a single put option with a strike price 5–25% lower

than the then-spot price. That means if the market declined anywhere from 5–25%, it would be

AGI's counterparties, and not AGI that would profit from the options contracts. Instead, AGI

bought puts that were so far out of the money (35–40%) and had such a long duration (4+ weeks)

that financial markets would have to halve in value over the course of a month for the puts to

provide any value at all. These puts were symbolic and no reasonable options professional could

expect them to provide any meaningful protection against broad downside market moves (and they

didn't). AGI knew this, or was reckless in its lack of knowledge regarding it, yet caused the

misrepresentation to be made year after year in the Structured Return Fund's summary prospectus.

94.   AGI's intent can be further inferred from the fact that in Structured Return

marketing materials distributed by AGI to investors and investment professionals AGI itself

defined a "short-term equity-market crash" as "a decline of 12% to 20% in less than 3 days."

ii. AGI AND THE AGI TRUST FAILED TO DISCLOSE THAT THE STRATEGY WAS A "SHORT VOL" STRATEGY THAT MATERIALLY INCREASED THE FUNDS' DOWNSIDE RISK.

95.   The Structured Return Fund's position data from September 2019 conclusively

establishes that the profitability of the options positions held by the Structured Return Fund were

36

COMPLAINT

intentionally not "independent of market conditions" but rather were an intentional bet against market volatility.

96. For example, Figure 5 below illustrates that the Structured Return Fund was short *vega* in September 2019. An options position that is "long" *vega* is betting on an increase in the volatility of the asset underlying the options contract because the value of the options contract will increase for every percentage point move in volatility. A position that is "short" *vega* conversely wants volatility to fall, as this will result in a decrease in options premiums which will benefit the holder of a short position.

FIGURE 5

STRUCTURED RETURN FUND OPTION PORTFOLIO VEGA
AS OF SEPTEMBER 30, 2019

Vega ($/pc) by buckets		Percentage from current spot												Total
		60%	65%	70%	75%	80%	85%	90%	95%	100%	105%	110%	115%	120%	
Maturity	18-Oct-19	2,081	3,814	0	-155	-1,382	13,709	-100,546	44,291	-1,406	-2,374	0	0	0	-41,969
	15-Nov-19	262	0	0	-5,678	-12,397	-56,788	-28,720	1,137	18,121	-78,679	-1,822	0	0	-164,565
	20-Dec-19	0	0	0	-1,944	-11,060	-44,126	0	0	2,928	-18,720	0	0	0	-72,923
	17-Jan-20	0	0	0	-5,680	-11,780	0	0	0	0	0	0	0	0	-17,460
	21-Feb-20	0	0	0	-10,279	-2,113	0	0	0	0	0	0	0	0	-12,393
	20-Mar-20	0	0	-2,128	0	-12,850	0	0	0	0	0	0	0	0	-14,978
Total		2,342	3,814	-2,128	-23,737	-51,584	-87,206	-129,266	45,428	19,644	-99,773	-1,822	0	0	-324,287

97. As Figure 5 above illustrates, the Structured Alpha Mutual Funds' equity option portfolio was net short *vega* for all maturities in late 2019 and remained so into early 2020, meaning that the equity options were guaranteed to lose money when market volatility rose. *This is a directional bet on volatility*, or more specifically, a directional bet on the *lack of* volatility in financial markets. The result of this directional bet was that not only was the fund guaranteed to lose money if volatility increased, but also that the Structured Alpha Mutual Funds' losses would outpace the losses of the market, because the Structured Alpha Mutual Funds' option portfolio was

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1   extremely sensitive to any changes in market volatility—all of which ran counter to AGI's

2   purported investment strategy.

3   98.   In further contravention of AGI and the AGI Trust's representations that they

4   sought to run a market neutral options strategy for Structured Return, AGI began shorting volatility

5   as early as September 2019 by selling VIX and VXX call option contracts which would generate

6   returns for the *purchaser* if volatility spiked. Because VIX and VXX rise as the S&P 500 falls (i.e.,

7
8   they are inversely proportional), this strategy was the equivalent of selling puts on the S&P 500

9   (which, as described above, AGI also did).

10   99.   For example, AGI sold a large number of VIX call options on behalf of the

11   Structured Return Fund in September 2019 that would generate massive losses for the Structured

12   Return Fund if the VIX were to rise anywhere from 10–110%. This strategy was functionally

13   equivalent to AGI's equity put selling strategy, which incurred losses upon counterparties' exercise

14   of put options. These positions are reflected in Figure 6, below:

15

16

17

18

19

20

21

22

23

24

25

26

27

28

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

FIGURE 6

AGI STRUCTURED RETURN VIX CALL OPTION POSITIONS
AS OF SEPTEMBER 30, 2019

Notionals ($m) by buckets	Percentage change from current & VIX equivalents																	Total
	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%	210%	220%	230%	240%	250%	260%	
	18.60	20.46	22.33	24.19	26.05	27.91	29.77	31.63	33.49	35.35	37.21	39.07	40.93	42.79	44.65	46.51	48.37	
Maturity 16-Oct-19	0.0	-15.3	-79.1	-66.8	-24.3	-68.4	-12.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-266.3
18-Oct-19	0.0	-1.5	-24.6	-25.6	-3.1	-8.1	-25.6	-3.9	0.0	-12.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-105.2
15-Nov-19	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-5.2	0.0	-9.6	-15.2	0.0	0.0	0.0	0.0	0.0	-29.9
20-Nov-19	0.0	0.0	-6.7	-36.7	-10.0	-24.3	-27.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-105.6
18-Dec-19	0.0	0.0	0.0	0.0	0.0	-10.0	-7.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-17.3
20-Dec-19	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-8.1	0.0	0.0	0.0	0.0	0.0	-8.1
Total	0.0	-16.8	-110.4	-129.0	-37.3	-110.8	-73.4	-3.9	-5.2	-12.7	-9.6	-23.3	0.0	0.0	0.0	0.0	0.0	-532.5

iii. **AGI AND THE AGI TRUST PERFORMED NO RISK MANAGEMENT FUNCTIONS.**

100.   Contrary to AGI and the AGI Trust's the representation that they sought to deliver "risk-managed" returns via the Structured Return Fund, evidence shows that no risk management efforts were made at all.

101.   AGI lacked even basic internal controls and oversight for the Structured Alpha Mutual Funds which enabled Tournant, Bond-Nelson, and Taylor to unilaterally and materially deviate from the stated investment strategy without raising the concern of anyone at AGI or the AGI Trust. There were significant gaps and weaknesses in the risk management functions in place at AGI.

102.   For example, no system was in place to ensure that the Structured Products Group was managing the Structured Alpha Mutual Funds consistent with the representations made by AGI and the AGI Trust in regulatory filings and no system was in place to verify that the Structured Products Group maintained options positions that would protect against AGI's own definition of a short-term market crash. These represent fundamental risk management failings that are entirely

39

COMPLAINT

inconsistent with the AGI and the AGI Trusts repeated representations in regulatory filings that

they were seeking to generate "risk-managed" returns.

b. ALLIANZGI PERFORMANCEFEE STRUCTURED US EQUITY FUND MISREPRESENTATIONS

103.   AGI and the AGI Trust made the following representation regarding the AllianzGI

PerformanceFee Structured US Equity Fund 's investment strategy and the fund's past

performance in the fund's February 2020 Summary Prospectus:

> The Fund pursues its objective of seeking to earn total return that exceeds the return of the S&P 500 Index (the "Index") by maintaining long exposure to the U.S. equity market while employing an option overlay strategy that has the potential to enhance returns and/or control risk.

> The Fund's option overlay strategy consists primarily of three option position types, which will typically involve options on equity and volatility indices: (i) "range-bound" spreads, (ii) "directional" spreads and (iii) a "hedging" position type. A range-bound spread typically consists of selling a call and a put with a breakeven level of the zone being informed by proprietary statistical analysis. A range-bound spread is intended to be successful when the underlying index for the options trades within a specified range over a given timeframe. A directional spread typically consists of call spreads or put spreads that are designed to be successful when the index makes a larger-than-normal move to either the upside or the downside. The option portfolio's hedging positions typically consist of long out-of-the- money puts that are intended primarily to protect the option portfolio against short-term market dislocations.

104.   This statement was false when made for the same reasons given above at (¶¶ 91-

102) while discussing AGI and the AGI Trusts' Structured Return Fund-related

misrepresentations.

105.   AGI had internally abandoned its options overlay strategy at the time AGI and the

AGI Trust made the above representation regarding the AllianzGI PerformanceFee Structured US

Equity Fund's investment strategy. AGI no longer intended to purchase long out-of-the-money

puts that protected the portfolio against short-term market dislocations (*See* ¶¶ 91-102); and AGI

was no longer positioning the AllianzGI PerformanceFee Structured US Equity Fund to benefit

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

from equity and volatility index moves in either direction by utilizing options spreads on equity and volatility indices. Instead, like the other Structured Alpha Mutual Funds, AGI had positioned the AllianzGI PerformanceFee Structured US Equity Fund short volatility and long equity indices.

c. ALLIANZGI PERFORMANCEFEE STRUCTURED US FIXED INCOME FUND MISREPRESENTATIONS

106. AGI and the AGI Trust made the following representation regarding the AllianzGI PerformanceFee Structured US Fixed Income Fund 's investment strategy and the fund's past performance in the fund's February 2020 Summary Prospectus:

> The Fund's option overlay strategy consists primarily of three option position types, which will typically involve options on equity and volatility indices: (i) "range-bound" spreads, (ii) "directional" spreads and (iii) a "hedging" position type. A range-bound spread typically consists of selling a call and a put with a breakeven level of the zone being informed by proprietary statistical analysis. A range-bound spread is intended to be successful when the underlying index for the options trades within a specified range over a given timeframe. A directional spread typically consists of call spreads or put spreads that are designed to be successful when the index makes a larger-than-normal move to either the upside or the downside. The option portfolio's hedging positions typically consist of long out-of-the- money puts that are intended primarily to protect the option portfolio against short-term market dislocations. Under each option position type, the number of contracts bought and sold can be different in a spread (normally called a "ratio spread"), allowing the portfolio managers to tailor the risk-reward profile of the position, or they can be the same.

107. This statement, identical to the description of the options overlay strategy given by AGI and the AGI Trust in regulatory filings for the AllianzGI PerformanceFee Structured US Fixed Income Fund, was false when made for the same reasons given above at (¶¶ 91-102) while discussing AGI and the AGI Trusts' Structured Return Fund-related misrepresentations.

108. AGI had internally abandoned its options overlay strategy at the time AGI and the AGI Trust made the above representation regarding the AllianzGI PerformanceFee Structured US Fixed Income Fund's investment strategy. AGI no longer intended to purchase long out-of-the-money puts that protected the portfolio against short-term market dislocations (*See* ¶¶ 91-102);

41

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1

2

3

4

5

6

and AGI was no longer positioning the AllianzGI PerformanceFee Structured US Fixed Income Fund to benefit from equity and volatility index moves in either direction by utilizing options spreads on equity and volatility indices. Instead, like the other Structured Alpha Mutual Funds, AGI had positioned the AllianzGI PerformanceFee Structured US Fixed Income Fund short volatility and long equity indices.

7

d.   ALLIANZGI U.S. EQUITY HEDGED FUND MISREPRESENTATIONS

8

9

10

11

12

13

109.   AGI and the AGI Trust's representations regarding the investment strategy of the AllianzGI U.S. Equity Hedged Fund were false when made for the same reasons as AGI and the AGI Trust's representations regarding the investment strategies of the other Structured Alpha Mutual Funds: AGI had abandoned the options overlay strategy as conceived and marketed and was secretly operating a distinct strategy which was short volatility. (*See* ¶¶ 91-102)

14

15

16

17

18

19

110.   AGI no longer intended to purchase long out-of-the-money puts that protected the portfolio against short-term market dislocations (*See* ¶¶ 91-102); and AGI was no longer utilizing options spreads on equity and volatility indices so that the AllianzGI U.S. Equity Hedged Fund would benefit from market moves in any direction but was instead betting on continued low volatility.

20

21

e.   AGI'S   NATIONWIDE   MULTI-CAP   PORTFOLIO MISREPRESENTATIONS

22

23

24

25

26

27

111.   AGI's representations regarding the investment strategy of the sleeve of the Nationwide Multi-Cap Portfolio managed by AGI (*See* ¶¶ 91-102) were false when made for the same reasons as AGI's and the AGI Trust's representations regarding the investment strategies of the other Structured Alpha Mutual Funds: AGI had abandoned the options overlay strategy as conceived and marketed and was secretly operating a distinct strategy which was short volatility.

28

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Thus, representations by AGI that AGI would operate the Options Overlay Strategy as stated were misleading.

112.   AGI no longer intended to purchase long out-of-the-money puts that protected the portfolio against short-term market dislocations (*See* ¶¶ 91-102), and AGI was no longer utilizing options spreads on equity and volatility indices so that the Nationwide Multi-Cap Portfolio would benefit from market moves in any direction but was instead betting on continued low volatility.

VIII. AGI MADE AN UNREASONABLE AND IMPRUDENT BET ON THE DIRECTION OF EQUITIES AND VOLATILITY AND SOLD CRASH RISK INSURANCE TO OTHER MARKET PARTICIPANTS IN THE FACE OF A GLOBAL PANDEMIC.

113.   Starting at least as early as late 2019, AGI bet against a market downturn across the entire Structured Alpha Product Portfolio in two ways: (1) AGI amassed a net-short equity put position across the Structured Alpha Fund Portfolio; and (2) AGI amassed a net-short volatility position by selling more VIX and VXX (a VIX short-term futures ETF) call options than it bought. In taking these positions, AGI was generating income by selling short-term equity market crash risk to other investors, or "picking up pennies in front of a steamroller."

114.   In late January 2020, global financial markets began to experience increased volatility based on fears that the COVID-19 pandemic would paralyze the global economy. On February 3, 2020, Mohamed El-Erian, chief economist of Allianz SE (AGI's parent company) appeared on CNBC and voiced concerns that the COVID-19 pandemic would cause a prolonged economic downturn, stating:

> For a long time I thought the market sentiment was so strong that we could overcome a mounting list of economic uncertainty …. But the coronavirus is different. It is big. It's going to paralyze China. It's going to cascade throughout the global economy …

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Importantly, it cannot be countered by central bank policy …. We should pay more attention to this. And we should try and resist our inclination to buy the dip.[21]

115.   Consistent with El-Erian's forecast, COVID-19 continued to cause an uptick in volatility in financial markets and a sharp sell-off in equity markets towards the end of February 2020 and into early March 2020 as the effects of COVID-19 were felt. This was reflected in, *inter alia,* the movement of the CBOE Volatility Index or "VIX"[22] and the S&P 500 index. For example, the VIX opened on February 3, 2020 at 18.64 and closed on February 28, 2020 at 40.11. Similarly, the S&P 500 suffered some of its worst declines in decades at the end of February and in early March 2020.

116.   Rather than act as a reasonable and prudent investment manager would under the circumstances, AGI failed to react to the likelihood of a market downturn forecast by Allianz SE's own chief economist El-Erian. Instead, AGI maintained an unreasonable and imprudent investment strategy betting heavily against a market collapse (exacerbated by the fact that the portfolio did not have the necessary put protection in place), leaving the Structured Alpha Mutual Funds wholly unable to withstand anything resembling the severe downturn that the financial markets experienced. As discussed below, this unreasonable strategy – which caused the Structured Alpha Mutual Funds to suffer substantial financial losses – was motivated by AGI's (and its managers') economic self-interests.

---

[21] *See* Matthew J. Belvedere, *Coronavirus is going to 'paralyze China' — El-Erian warns against buying dips*, CNBC (Feb. 3, 2020), https://www.cnbc.com/2020/02/03/el-erian-says-coronavirus-to-paralyze-china-dont-buy-stock-dips.html (accessed July 22, 2020).

[22] The VIX is a market index that represents the market's expectations for market volatility over the next 30 days and typically moves upward as equity markets experience downturns. Because it reflects investors' level of fear of market stress, it is also commonly referred to as the "fear gauge".

COMPLAINT

IX.   AGI NEGLIGENTLY CONDUCTED RISK MANAGEMENT.

117.   AGI did not conduct any meaningful risk management or oversight with respect to the Structured Products Team at any time. Had AGI done so, the Structured Products Group would have been prevented from entering into the positions on behalf of the Structured Alpha Mutual Funds that caused the Funds' collapse, or would have enabled AGI to recognize the problems with the positions they had taken and to remedy the Structured Alpha Mutual Funds' positioning. The impact of these failings was catastrophic.

118.   AGI failed to conduct regular monitoring of the *delta*, *gamma*, and *vega* values (the "Greeks") of its Structured Alpha options portfolio. The values of Structured Alpha's Greeks would have revealed that AGI had improperly taken directional options positions and had compounded that mistake by taking positions that were unduly sensitivity to volatility of the underlying assets. For example, during 2019 the gamma of the Structured Alpha Mutual Funds' options portfolio decreased substantially as a result of AGI's selling of S&P put options (without buying an adequate amount—*i.e.*, being a "net buyer of puts") and volatility call options. Similarly, the *vega* of the Structured Alpha Mutual Funds options portfolio indicated that the portfolio was very sensitive to changes in the volatility of the S&P 500, the VIX, and VXX.

119.   Together, the Structured Alpha Mutual Funds' *gamma* and *vega* alone should have set off alarm bells within AGI's risk management department that the funds had abandoned their investments strategy. Either AGI failed to make these calculations, or it negligently ignored them.

120.   AGI also did not conduct a single stress test of the Structured Alpha portfolio for anything resembling the decline of 12% to 20% in less than 3 days AGI promised Structured Return Fund investors AGI would protect against. Instead, AGI allegedly only modeled the impact

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1   of overnight shocks in the financial markets on the Structured Alpha portfolio. This left the

2   portfolio exposed to the catastrophic losses it ultimately incurred.

3   121.   AGI had represented to investors that it would conduct such stress tests as a part of

4   firm level oversight, but failed to do so.

5   **X.   AGI NEGLIGENLTY OPERATED A SINGLE UNITARY OPTIONS**

6   **OVERLAY STRATEGY FOR ALL 22 FUNDS, INCLUDING THE**

7   **STRUCTURED ALPHA MUTUAL FUNDS.**

8   122.   Because each Structured Alpha Fund had a distinct "beta" component and "alpha"

9   target,[23] the appropriate way to manage each fund would have been to execute the Options Overlay

10 Strategy on a bespoke basis for each fund. Thus, if AGI ran 22 funds as part of the Structured

11 Products Group, one would expect that it would be executing 22 distinct options trading strategies.

12   123.   Analysis of the positions of the Structured Alpha Mutual Funds, however, including

13

14 both Structured Alpha Mutual Funds and Structured Alpha private funds, reveals a degree of

15 correlation that can only be achieved by common execution on the part of AGI. For example, AGI

16 did not enter into distinct sets of transactions for the Structured Return mutual fund and another

17 set of transactions designed for the Structured Alpha US Equity 250 Hedge Fund. Instead, AGI

18 executed one set of options transactions and allocated them to each fund based on their

19 proportional share as dictated by their "alpha" targets.

20

21 **XI.   AGI PRIORITIZED PROFITS OVER INVESTOR CAPITAL.**

22

23

24

25 [23] For example, the AllianzGI PerformanceFee Structured US Equity Fund's "beta" was the S&P 500 while the options overlay-based "alpha" sought to deliver 2.5% net of fees annually over the S&P 500's performance. The AllianzGI PerformanceFee Structured US Fixed Income Fund's "beta" was the BB Barclays US Aggregate Bond Index (the "Agg") while the options overlay-based "alpha" sought to deliver 1.25% net of fees annually over the Agg's performance.

26

27

28

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

124.   AGI's investment and risk management failure in February and March resulted in losses as volatility climbed and the equity markets declined. At this point, AGI could have restructured the Structured Alpha Mutual Funds in a manner consistent with its mandate that would have properly protected the Structured Alpha Mutual Funds from incurring more substantial losses should markets continue to experience extreme market volatility. However, in early March 2020 AGI *yet again* wavered from its mandate, locked in losses, and doubled down on its losing bets that market volatility would quickly subside.

125.   AGI, chose to (1) buy out the short positions of its counterparties in the short-term equity puts it had sold, which locked in substantial losses; (2) sell additional volatility calls, again positioning the Structured Alpha Mutual Funds as short volatility; and (3) failed to take any steps to hedge the Structured Alpha Mutual Funds to protect against further severe market sell-offs.

126.   AGI's conduct during the Class Period was driven by the compensation AGI stood to be paid for its management of the Structured Alpha private funds. Rather than receiving a flat management fee, pursuant to the Structured Alpha Agreements (as discussed above), AGI received an "Incentive Allocation" of 25% or 30% of the "Net Capital Appreciation" for each Structured Alpha Fund during each quarter in which the Structured Alpha Fund exceeded the performance of the relevant benchmark or index such as the S&P 500 or MSCI IMI.

127.   This compensation structure meant that AGI would not receive any fees for its management of any Structured Alpha private funds that failed to outperform the applicable benchmark or index. Additionally, AGI would not be entitled to any performance fee at all until it recovered the amount of underperformance through over-performance in the future. Likewise, AGI's managers' compensation would be diminished until the funds recovered the amount of their underperformance.

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

128.   By the end of February 2020, all Structured Alpha Funds, including the Structured Alpha Mutual Funds and the private funds, were underperforming the applicable benchmark indices by 5%, 7%, and 10% respectively. Thus, AGI needed to reverse (and recoup) these losses by March 31, 2020, or it would not receive what were typically hundreds of millions in performance fees for its management of the private funds. Given the circumstances, AGI faced losing its substantial performance-based fees at quarter-end (March 31, 2020), and for the foreseeable future.

129.   AGI thus doubled down on its risky strategy, and, as part of that strategy, sold a significant number of VIX call options with strike prices ranging from $25-30 and an expiration date of March 18, 2020 (without any meaningful hedging). However, as March 18 approached, the VIX had increased substantially, going from 33.42 at the close on March 2, 2020 to 75.91 on March 16, 2020, which significantly *decreased* the value of AGI's positions. For example, if the VIX closed at $75 on March 18, 2020, Allianz would have had to pay the difference between the price at expiration ($75) and the strike price on those options multiplied by 100. Because AGI managed the entire Structured Alpha portfolio as a unitary options trading fund, investors in the Structured Alpha Mutual Funds and Structured Alpha private funds were exposed to these positions.

130.   This "doubling down" strategy was disastrous. The steep equity market selloff continued in early March. On March 9, 2020 the S&P 500 fell 7% moments after markets opened and trading was halted on the New York Stock Exchange, causing the Structured Alpha Mutual Funds to once again suffer massive losses.

131.   On March 16, 2020, the COVID-19 related market turmoil culminated when United States equity markets experienced the second-biggest single day drop in history, behind only Black

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Monday of 1987. The S&P 500, the index to which the Structured Alpha Mutual Funds had both passive and options-based exposure, closed the day down approximately 12% from its opening levels.

132.   Based on AGI's representations discussed above (and if AGI had been adhering prudently to its investment strategy), investors in the Structured Alpha Mutual Funds – while suffering short term losses – *should have been protected*. However, on March 25, 2020 AGI informed Plaintiff and members of the Class that instead of "underperform[ing] for a few weeks" before generating "greater excess-returns" in the subsequent months, the Structured Alpha Mutual Funds had suffered massive losses.

XII.   PLAINTIFF COLE

133.   Plaintiff Emily E. Cole is a citizen and resident of California.

134.   On January 28, 2020, Plaintiff Cole bought 431.9420 shares of APBIX in the AllianzGI PerformanceFee Structured US Equity Fund at the price of $11.46/share.

135.   On February 26, 2020, Plaintiff Cole bought 3,821.4000 shares of APBIX at the price of $10.75/share.

136.   On February 28, 2020, Plaintiff Cole bought 759.4340 shares of APBIX at the price of $9.8100/share.

137.   On March 26, 2020, Plaintiff Cole sold 5,012.7760 shares of APBIX at the price of $6.8300/share, realizing a $19,392.74 overall loss on her investments in APBIX.

CLASS ACTION ALLEGATIONS

138.   Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(3).

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

139.   Plaintiff seeks class certification on behalf of a class defined as follows (the "Structured Alpha Mutual Fund Class"):

> All persons or entities who purchased or otherwise acquired an interest in the (1) AllianzGI Structured Return Fund; (2) AllianzGI PerformanceFee Structured US Equity Fund; (3) AllianzGI PerformanceFee Structured US Fixed Income Fund; (4) AllianzGI U.S. Equity Hedged Fund; and (5) Nationwide Multi-Cap Portfolio Fund between January 1, 2015 and liquidation.

140.   In the alternative, Plaintiff Cole seeks certification on behalf of a subclass consisting of investors in the AllianzGI PerformanceFee Structured US Equity Fund, defined as follows:

> All persons or entities who purchased or otherwise acquired an interest in the AllianzGI PerformanceFee Structured US Equity Fund between January 1, 2015 and liquidation.

141.   Plaintiff reserves the right to expand, narrow or otherwise modify or refine the definition of the Class based on additional information obtained through further investigation and discovery, and/or in order to address or accommodate any of the Court's manageability concerns.

142.   **Ascertainability**. The proposed Class is readily ascertainable because it is defined using objective criteria so as to allow class members to determine if they are part of the Class. Further, the members of the Class can be readily identified through records and information in Defendants' possession, custody or control.

143.   **Numerosity**. The Class is so numerous and geographically dispersed that joinder of individual members is impracticable. The exact number of members of the Class, as herein identified and described, is not known to Plaintiff at this time and can only be ascertained through appropriate discovery, but given the billions managed by AGI in the Structured Alpha Mutual Funds, Plaintiff believes that there are at minimum hundreds of class members.

COMPLAINT

144.   **Commonality and Predominance**. Common questions of fact and law exist for each cause of action and predominate over questions solely affecting individual members of the Class, including the following:

a.   Whether AGI failed to execute and adhere to the investment strategy and mandate of the Structured Alpha Mutual Funds;

b.   Whether AGI implemented and/or engaged in proper risk management and controls;

c.   Whether the federal securities laws were violated by AGI's acts as alleged herein;

d.   Whether statements made by AGI to the investing public during the Class Period misrepresented or omitted material facts about the Structured Alpha Mutual Funds;

e.   Whether AGI acted knowingly or recklessly in issuing false and misleading statements about the Structured Alpha Mutual Funds;

f.   Whether the prices of the Structured Alpha Mutual Funds during the Class Period were artificially inflated because of the conduct complained of herein;

g.   Whether AGI made investment decisions and entered into trades out of self-interest, and adverse to the interests of investors in the Structured Alpha Mutual Funds;

h.   Whether the Trustees and the AGI Trust should have sought to recover losses in the Allianz Structured Alpha Mutual Funds from AGI;

i.   Whether the conduct of AGI was negligent;

j.   Whether AGI breach its fiduciary duty to the investors in the Structured Alpha Mutual Funds;

k.   Whether the AGI Trust and the Trustees breached their fiduciary duties to the investors in the Structured Alpha Mutual Funds;

51

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

l.   Whether Plaintiff and the Class have sustained damages; and

m. The proper measure of damages suffered by Plaintiff and the members of the Class.

145.   **Typicality**. Plaintiff's claims are typical of the claims of the members of the Class. Plaintiff and the members of the Class sustained damages arising out of Defendant's common course of conduct as described in this Complaint. The injuries of Plaintiff and each member of the Class were directly caused by Defendant's wrongful conduct, and Plaintiff and the members of the Class assert similar claims for relief.

146.   **Adequacy**. Plaintiff has and will continue to fairly and adequately represent and protect the interests of the Class. Plaintiff has retained counsel competent and experienced in complex litigation and class actions. Plaintiff has no interest that is antagonistic to those of the Class, and Defendant has no defenses unique to Plaintiff. Plaintiff and her counsel are committed to vigorously prosecuting this action on behalf of the members of the Class, and they have the resources to do so. Neither Plaintiff nor Plaintiff's counsel has any interest adverse to those of the other members of the Class.

147.   **Substantial Benefits**. This class action is appropriate for certification because class proceedings are superior to other available methods for the fair and efficient adjudication of this controversy and joinder of all members of the Class is impracticable. This proposed class action is manageable. Plaintiff knows of no special difficulty to be encountered in the maintenance of the action that would preclude its maintenance as a class action.

148.   **Presumption of Reliance**. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

(a) Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

52

COMPLAINT

(b) the omissions and misrepresentations were material;

(c) the Structured Alpha Mutual Funds were and are traded in an efficient market;

(d) the Structured Alpha Mutual Funds were liquid and traded with moderate to heavy volume during the Class Period;

(e) the Structured Alpha Mutual Funds traded publicly in the United States;

(f) the Structured Alpha Mutual Funds were covered by securities analysts;

(g) the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Structured Alpha Mutual Funds; and

(h) Plaintiff and members of the Class purchased, acquired, and/or sold Structured Alpha Mutual Funds between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed without knowledge of the omitted or misrepresented facts.

149.   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

150.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of Utah v. U.S.*, 406 U.S. 128 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

DISCOVERY RULE TOLLING

151.   Plaintiff and the proposed Class did not know the scope and true nature of AGI's conduct, as outlined at length herein, until the May 17, 2022 disclosure of the guilty pleas of AGI, Stephen Bond-Nelson, and Trevor Taylor. Neither Plaintiff nor a reasonable investor would have

53

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

been on notice of the claims alleged herein until, at the earliest, July 20, 2020, when the first of many investors in the Structured Alpha private funds initiated a lawsuit against AGI containing analysis of non-public AGI position data. Prior to July 20, 2020, Plaintiff and members of the proposed Class could not have discovered, through the exercise of reasonable diligence, that AGI had been concealing that the Structured Products Group had abandoned its investment strategies.

152.   For these reasons, all applicable statutes of limitation have been tolled by operation of the discovery rule with respect to Plaintiff's and the Class's claims identified herein.

FRAUDULENT CONCEALMENT TOLLING

153.   All applicable statutes of limitation have also been tolled by AGI's knowing and active fraudulent concealment and denial of the facts alleged herein throughout the period relevant to this action, including its repeated denials and misrepresentations of the bases for the performance failures of, and losses suffered by, the portfolio used by AGI across the Structured Alpha Mutual Funds, as outlined herein.

CLAIMS FOR RELIEF

FIRST CLAIM FOR RELIEF

SECURITIES FRAUD – VIOLATIONS OF SECTION 10(B) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

(against AGI)

154.   Plaintiff incorporates the foregoing allegations as if fully set forth herein.

155.   Defendant AGI, by use of the instrumentalities of interstate commerce, intentionally and/or recklessly: employed a device, scheme, or artifice to defraud Plaintiff and the Class into investing in the Structured Alpha Mutual Funds; made untrue statements of material fact and omitted to state material facts necessary in order to make the statements made not

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

misleading and/or engaged in acts, practices, or courses of business which operated as a fraud and deceit upon Plaintiff and the Class in connection with Plaintiff's and the Class's purchases of shares in the Structured Alpha Mutual Funds, which constitute securities pursuant to 15 U.S.C.§ 77b(a)(1), in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

156.   Defendant AGI engaged in fraudulent and deceitful acts or practices by knowingly and intentionally, or recklessly, making materially false representations, including, but not limited to, its representations in prospectuses and summary prospectuses in describing the investment strategies utilized by each fund and the past performance achieved using those investment strategies. In fact, AGI knew or recklessly disregarded at the time of the statements and representations that the Structured Alpha Mutual Funds had materially deviated, if not completely abandoned, the stated investment strategies, that the past performance AGI represented had been achieved using the stated investment strategies had not been achieved using those strategies, that proper risk management and controls were not in place or had been abandoned, and that the Structured Alpha Mutual Funds had a different risk profile than represented.

157.   AGI also intentionally or recklessly failed to disclose numerous material facts, the omission of which rendered AGI's prior representations false and misleading. This includes, but not is not limited to:

    a. Directional Bets. AGI knowingly or recklessly failed to disclose that, by 2019, it had structured (or restructured) the Funds to bet on market directionality. AGI, as investment manager, also had a duty to monitor the Funds' *delta*, *gamma*, and *vega* values and the attendant risks. AGI knowingly or recklessly failed to disclose to investors that the negative

COMPLAINT

gamma values for the Structured Alpha Mutual Funds had increased substantially as a result of its change in strategy. In addition, *vega* values reflected that the portfolio was very sensitive changes in the S&P 500, the VIX, and the VXX. In failing to make these material disclosures, AGI intentionally or recklessly concealed from investors that Structured Alpha Mutual Funds were no longer market neutral and positioned to protect against market risks contrary to the express representations by AGI. Indeed, beginning at least as early as Q3 2019, the Structured Alpha Mutual Funds portfolio had a net-short equity put position and was net-short volatility.

b. Put Options. AGI knowingly failed to disclose that the Structured Alpha Mutual Funds AGI did not have the put options in place to provide downside protection because, among other things, the puts AGI did purchase were too far out of the money and in duration to be effective, contrary to AGI's representations.

c. Risk Exposure. As the Structured Alpha Mutual Funds investment manager, AGI was responsible for monitoring the Structured Alpha Mutual Funds' risk exposure, and AGI therefore knowingly or recklessly failed to disclose to Plaintiff and the Class that, as a result of its undisclosed change in strategy (i) the Structured Alpha Mutual Funds' downside risk greatly exceeded the risks represented and (ii) the Structured Alpha Mutual Funds were highly correlated to movements in their respective market indexes, which rendered the Funds much more exposed to market fluctuations than the investment strategy represented.

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

d. <u>Risk Management</u>. In addition to the failure to properly monitor the values of the "Greeks," and the concealment of the abandonment of change in investment strategy revealed by those measures, AGI knowingly or recklessly failed to disclose that AGI never conducted stress tests for a multi-day market decline contrary to representations of risk monitoring and oversight to assess portfolio risk and operational risk.

158.   AGI made these material misrepresentations or omitted to disclose the material facts with the intention of deceiving the investing public, including Plaintiff and the Class, and inducing Plaintiff and the Class to invest in the Structured Alpha Mutual Funds.

159.   Not only did AGI knowingly withhold key information and thereby engage in conscious misbehavior, AGI had the motive to do so, because it resulted in higher compensation for managing the Structured Alpha Mutual Funds, as well as higher incentive management fees for AGI in connection with the private investment funds it managed as described above.

160.   AGI also had the motive to keep its new investment strategy secret, because the strategy directly contradicted its long-standing representations made in regulatory filings about the low-risk nature of the Structured Alpha Mutual Funds. AGI knew that its failure to adhere to the Structured Alpha Mutual Funds' mandate would likely result in mass investor redemptions, and therefore intentionally concealed its change in strategy.

161.   AGI had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiff and the other members of the Class, or, in the alternative, AGI acted with reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to AGI. AGI's acts and

57

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

omissions were committed willfully or with reckless disregard for the truth. In addition, AGI knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

162. As a result of the aforementioned misrepresentations and/or omissions, Plaintiff and the other members of the Class purchased or otherwise acquired shares in the Structured Alpha Mutual Funds at artificially inflated prices and relied upon the price of the securities, the integrity of the market for the securities, and/or upon statements disseminated by AGI and were damaged thereby.

163. During the relevant period of time, shares in Structured Alpha Mutual Funds were traded on an active and efficient market. Plaintiff and the other members of the Class, relying on the materially false and misleading statements described herein, which AGI made, issued or caused to be disseminated, or relying upon the integrity of the market, purchased or otherwise acquired shares of Structured Alpha Mutual Funds at prices artificially inflated by the wrongful conduct. Had Plaintiff and the other members of the Class known the truth, they would not have purchased or otherwise acquired the shares in the Structured Alpha Mutual Funds, or would not have purchased or otherwise acquired them at the prices that were paid.

164. As outlined herein AGI's misrepresentations and omissions directly and proximately caused Plaintiff and the Class to suffer losses. As evidenced by the Structured Alpha Mutual Funds' underperformance compared to the market benchmarks used as their "beta", it was the undisclosed change in AGI's strategy that caused the vast majority of Plaintiff's and the Class's losses—and not the market decline in February and March 2020.

165. By reason of the conduct alleged herein, AGI knowingly or recklessly, directly or indirectly, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

166.   As a direct and proximate result of AGI's material misrepresentations and omissions, Plaintiff and the Class have suffered damages in connection with their purchases, acquisitions, and/or sales of shares in the Structured Alpha Mutual Funds in an amount to be determined at trial.

SECOND CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY
(against AGI)

167.   Plaintiff incorporates the allegations in paragraphs 12–65, 69–70, 113–120, 137–131, 133–143, 144a, b, g–m, 145–147, and 151–152 as if fully set forth herein.

168.   This claim for relief is independent of Plaintiff's claim for Securities Fraud and does not allege any misrepresentation or omission in connection with the purchase or sale of a security.

169.   AGI was the Investment Manager and/or Subadvisor of the Structured Alpha Mutual Funds and therefore owed a fiduciary duty of care and loyalty to Plaintiff and the Class.

170.   AGI had a fiduciary duty to act solely for the benefit of Plaintiff and the Class and not make any decisions based on AGI's self-interest or economic benefit.

171.   AGI had a fiduciary duty to Plaintiff and the Class to exercise the care, loyalty, skill and judgment that a reasonably prudent investment manager would exercise in a similar position, and under similar circumstances. AGI was therefore obligated, among other things, to conduct stress testing that adequately evaluated whether the Structured Alpha Mutual Funds could survive in any market condition, including the market conditions which existed as described herein and respond accordingly, to appropriately restructure the Structured Alpha Mutual Funds' positions if the stress tests revealed vulnerabilities, to appropriately respond to market conditions, including

59

COMPLAINT

those which existed as described herein, to respond appropriately to weakening or failing positions in the Structured Alpha Mutual Funds, to adhere to risk management and controls in place for the Structured Alpha Mutual Funds, and to execute the investment objectives and strategy of the Structured Alpha Fund for the benefit of the investors, rather than solely for the economic benefit of AGI – all of which AGI failed to do.

172.   As outlined herein, AGI breached its fiduciary duty to Plaintiff and the Class by failing to execute and/or adhere to its stated investment strategy and mandate, and by failing to provide structural risk protections to the Structured Alpha Mutual Funds to ensure protection from sharp or severe market downturns.

173.   AGI breached its fiduciary duty to Plaintiff and the Class by ignoring and/or disregarding warning signs of increased market volatility during the first quarter of 2020 and then taking on additional risk by shorting volatility to earn premium revenue.

174.   AGI breached its fiduciary duty to Plaintiff and the Class by failing to conduct stress tests, risk assessments and/or monitor portfolio positions in real-time to ensure that the Structured Alpha Mutual Funds could endure a rapid market downturn and/or low market liquidity, or by disregarding the results of those tests.

175.   AGI breached its fiduciary duty to Plaintiff and the Class by restructuring the Structured Alpha Mutual Funds' investments in a way that locked in and exacerbated the losses suffered by the Structured Alpha Mutual Funds.

176.   AGI breached its fiduciary duty to Plaintiff and the Class by acting out of self-interest in attempting to salvage its own incentive, performance-based fees to the detriment of investors in the Structured Alpha Mutual Funds.

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

177.   As a direct and proximate result of AGI's wrongful conduct as described herein, Plaintiff and the Class have suffered actual damages in an amount to be proven at trial.

THIRD CLAIM FOR RELIEF

COMMON LAW NEGLIGENCE
(against AGI)

178.   Plaintiff incorporates the allegations in paragraphs 12–65, 69–70, 113–120, 137–131, 133–143, 144a, b, g–m, 145–147, and 151–152 as if fully set forth herein.

179.   This claim for relief is independent of Plaintiff's claim for Securities Fraud and does not allege any misrepresentation or omission in connection with the purchase or sale of a security.

180.   Based on its position as Investment Manager of the Structured Alpha Mutual Funds, AGI owed a duty to investors in the Structured Alpha Mutual Fund to exercise reasonable care (*i.e.*, to act as a reasonably prudent investment adviser) in managing the portfolio in accordance with its risk management and investment strategy and properly protecting the Structured Alpha Mutual Funds against severe market downturns, as described herein, and Plaintiff and the Class relied on that duty.

181.   AGI breached its duty to Plaintiff and the Class when it failed to execute and/or adhere to its stated investment strategy and mandate in structuring the portfolio used across the Structured Alpha Mutual Funds, including the failure to provide structural risk protections to the Structured Alpha Mutual Funds to ensure protection from sharp or severe market downturns.

182.   AGI breached its duty by ignoring or disregarding warning signs of increased market volatility during the first quarter of 2020, or the firm-level guidance from Allianz SE's chief economist.

61

COMPLAINT

183.   AGI breached it duty by failing to properly conduct stress tests, risk assessments, and real-time monitoring of portfolio positions to ensure that the Structured Alpha Mutual Funds could endure a rapid market downturn and/or low market liquidity, and/or negligently disregarded the results of those tests if they were performed.

184.   AGI breached its duty by failing to follow or adhere to risk management and controls in place for the Structured Alpha Mutual Funds.

185.   AGI breached its duty by imprudently and unreasonably structuring the Structured Alpha Mutual Funds' portfolio (and taking on additional portfolio risk), which caused the Structured Alpha Mutual Funds to suffer losses in excess of what they would have had the Structured Alpha Mutual Funds been reasonably and prudently positioned.

186.   As a direct and proximate result of AGI's negligent conduct as described herein, Plaintiff and the Class have suffered actual damages in an amount to be proven at trial.

FOURTH CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY
(against the Trustees and the AGI Trust)

187.   Plaintiff incorporates the allegations in paragraphs 12–65, 69–70, 113–120, 137–131, 133–143, 144a, b, g–m, 145–147, and 151–152 as if fully set forth herein.

188.   This claim for relief is independent of Plaintiff's claim for Securities Fraud and does not allege any misrepresentation or omission in connection with the purchase or sale of a security.

189.   Four of the five Structured Alpha Mutual Funds managed by AGI (the "AGI Mutual Funds") were owned by the defendant Trustees through the AGI Trust. Based on their position as Trustees of the AGI Trust, the Trustees, as well as the AGI Trust itself, owed a duty of loyalty and

62

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

1 care to investors in the four AGI Mutual Funds to protect their interests in connection with their

2 investments.

3   190.   The Trustees knew about AGI's mismanagement of the AGI Mutual Funds and, as

4 a result of, and in connection with, that mismanagement and the performance of the AGI Mutual

5 Funds, the Trustees liquidated the AGI Mutual Funds.

6
7   191.   Notwithstanding their knowledge of the reasons for the significant investor losses

8 in and demise of the AGI Mutual Funds, the Trustees and the AGI Trust failed to seek to recover

9 those losses from AGI, in breach of their fiduciary duty to the Structured Alpha Funds Mutual

10 investors.

11
12   192.   In failing to seek to recover the four AGI Mutual Funds' losses from AGI, the

13 defendant Trustees and the AGI Trust have acted in willful and or reckless disregard of their

14 obligations to the investors in the four AGI mutual funds and/or in a bad faith effort to enable AGI,

15 with whom all or some of the Trustees have been affiliated, to avoid its liability for such losses.

16
17   193.   As a direct and proximate result of the wrongful conduct of the Trustees and the

18 AGI Trust as described herein, Plaintiff and the Class have suffered actual damages in an amount

19 to be proven at trial.

20   **PRAYER FOR RELIEF**

21   WHEREFORE, Plaintiff, on behalf of herself and the proposed Class and SubClass,

22
23 respectfully requests relief as follows:

24   A.   An order certifying this action and the Class and SubClass requested herein as a

25   class action, designating Plaintiff as the representatives of the Class and

26   SubClass, and appointing Plaintiff's counsel as counsel to the Class and

27   SubClass;

28

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

B.   A judgment awarding Plaintiff and members of the Class and SubClass all appropriate damages based on the claims for relief outlined herein, in an amount to be determined at trial;

C.   A judgment awarding equitable, injunctive, and/or declaratory relief as may be appropriate;

D.   A judgment awarding Plaintiff and the Class and SubClass prejudgment and post-judgment interest, as permitted by law;

E.   A judgment awarding Plaintiff and the Class and SubClass costs and fees, including attorneys' fees and costs as permitted by law; and

F.   Granting such other legal, equitable or further relief as the Court may deem just and proper.

//
//
//
//
//
//
//
//
//
//
//
//

COMPLAINT

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

DEMAND FOR JURY TRIAL

Plaintiff demands a trial by jury for all issues so triable.

Dated: May 24, 2022

Respectfully submitted,

ARIAS SANGUINETTI WANG & TORRIJOS, LLP

Elise R. Sanguinetti

Elise R. Sanguinetti
Robert M. Partain
ARIAS SANGUINETTI WANG & TORRIJOS, LLP
6701 Center Drive West, 14th Floor
Los Angeles, CA 90045
Telephone: (213) 468-0645

David S. Golub (*pro hac vice forthcoming*)
Steven L. Bloch (*pro hac vice forthcoming*)
Ian W. Sloss (*pro hac vice forthcoming*)
SILVER GOLUB & TEITELL LLP
One Landmark Square, 15th Floor
Stamford, CT 06901
Telephone: (203) 325-4491
Facsimile: (203) 325-3769
dgolub@sgtlaw.com
sbloch@sgtlaw.com
isloss@sgtlaw.com

Jordan A. Goldstein(*pro hac vice forthcoming*)
Mitchell Nobel (*pro hac vice forthcoming*)
Samuel J. Kwak (*pro hac vice forthcoming*)
SELENDY GAY ELSBERG PLLC
1290 Avenue of the Americas, 17th Floor
New York, NY 10104
Telephone: (212) 390-9000
Facsimile: (212) 390-9399
jgoldstein@selendygay.com
mnobel@selendygay.com
skwak@selendygay.com

65

COMPLAINT

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

1.   I, Emily E. Cole, make this declaration pursuant to § 27(a)(2) of the Securities Act of 1933 (the "Securities Act") and/or § 21D(a)(2) of the Securities Exchange Act of 1934 (the "Exchange Act") as amended by the Private Securities Litigation Reform Act of 1995.

2.   I have reviewed and authorized the filing of the Complaint against ALLIANZ GLOBAL INVESTORS U.S. LLC; ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC; IDS GMBH; VIRTUS STRATEGY TRUST F/K/A ALLIANZ FUNDS MULTI-STRATEGY TRUST; DONALD C. BURKE, SARAH E. COGAN, DEBORAH A. DECOTIS, F. FORD DRUMMOND, SIDNEY E. HARRIS, JOHN R. MALLIN, CONNIE D. MCDANIEL, PHILIP MCLOUGHLIN, GERALDINE M. MCNAMARA, R. KEITH WALTON, BRIAN T. ZINO, and GEORGE R. AYLWARD.

3.   I did not purchase or acquire the securities that are the subject of the Complaint (the "Structured Alpha Mutual Fund shares") at the direction of plaintiffs' counsel or in order to participate in any private action arising under the Securities Act or Exchange Act.

4.   I am willing to serve as a representative party on behalf of a Class of investors who purchased or acquired Structured Alpha Mutual Fund shares during the Class Period, as specific in the Complaint, including providing testimony at deposition and trial, if necessary.

5.   I understand that the Court has the authority to select the most adequate lead plaintiff in this action.

6.   To the best of my current knowledge, the attached sheet (Schedule A) lists all of my Structured Alpha Mutual Fund transactions during the Class Period, as specified in the Complaint.

7. During the three-year period preceding the date on which this Certification is signed, I have not served or sought to serve as a representative party on behalf of a class under the federal securities laws.

8. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

I certify under penalty of perjury that the foregoing is true and correct.

Executed on May 23, 2022.
5/23/2022

DocuSigned by:

889A148364DC4C1...

EMILY E. COLE

SCHEDULE A

PLAINTIFF EMILY E. COLE STRUCTURED ALPHA MUTUAL FUND SECURITIES TRANSACTIONS

SETTLE DATE	TRADE DATE	TYPE	DESCRIPTION	QTY	UNIT PRICE	TOTAL AMOUNT
01/29/20	01/28/20	BUY	ALLIANZ GI PERFORMANCE FEE STRUCTURED US EQTY: APBIX	431.9420	11.4600	(5,000.00)
02/27/20	02/26/20	BUY	ALLIANZ GI PERFORMANCE FEE STRUCTURED US EQTY: APBIX	3,821.4000	10.7500	(41,130.00)
03/02/20	02/28/20	BUY	ALLIANZ GI PERFORMANCE FEE STRUCTURED US EQTY: APBIX	759.4340	9.8100	(7,500.00)
03/27/20	03/26/20	SELL	ALLIANZ GI PERFORMANCE FEE STRUCTURED US EQTY: APBIX	(5,012.7760)	6.8300	34,237.26

JS 44   (Rev. 10/20)

CIVIL COVER SHEET

22CV0747 MMA WVG

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet.   *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

I. (a) PLAINTIFFS

EMILY E. COLE, on behalf of herself and all others similarly situated,

DEFENDANTS

ALLIANZ GLOBAL INVESTORS U.S. LLC; (see, attachment for additional defendants)

(b) County of Residence of First Listed Plaintiff   San Diego
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant _____
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) Attorneys *(Firm Name, Address, and Telephone Number)*
Elise R. Sanguinetti (SBN 191389), Robert M. Partain (SBN 221477)
Arias Sanguinetti Wang & Torrijos, LLP
2200 Powell Street, Ste 740, Emeryville, CA 94608 Tel: 510-629-4877

Attorneys *(If Known)*

II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

- [ ] 1 U.S. Government Plaintiff
- [x] 3 Federal Question *(U.S. Government Not a Party)*
- [ ] 2 U.S. Government Defendant
- [ ] 4 Diversity *(Indicate Citizenship of Parties in Item III)*

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)*
(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	[ ] 1	[ ] 1	Incorporated *or* Principal Place of Business In This State	[ ] 4	[ ] 4
Citizen of Another State	[ ] 2	[ ] 2	Incorporated *and* Principal Place of Business In Another State	[ ] 5	[ ] 5
Citizen or Subject of a Foreign Country	[ ] 3	[ ] 3	Foreign Nation	[ ] 6	[ ] 6

IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

Click here for: Nature of Suit Code Descriptions.

CONTRACT	TORTS	FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES
[ ] 110 Insurance	**PERSONAL INJURY** / **PERSONAL INJURY**	[ ] 625 Drug Related Seizure of Property 21 USC 881	[ ] 422 Appeal 28 USC 158	[ ] 375 False Claims Act
[ ] 120 Marine	[ ] 310 Airplane / [ ] 365 Personal Injury - Product Liability	[ ] 690 Other	[ ] 423 Withdrawal 28 USC 157	[ ] 376 Qui Tam (31 USC 3729(a))
[ ] 130 Miller Act	[ ] 315 Airplane Product Liability / [ ] 367 Health Care/ Pharmaceutical			[ ] 400 State Reapportionment
[ ] 140 Negotiable Instrument	[ ] 320 Assault, Libel & Slander / Personal Injury		**PROPERTY RIGHTS**	[ ] 410 Antitrust
[ ] 150 Recovery of Overpayment & Enforcement of Judgment	[ ] 330 Federal Employers' Liability / Product Liability		[ ] 820 Copyrights	[ ] 430 Banks and Banking
[ ] 151 Medicare Act	[ ] 368 Asbestos Personal		[ ] 830 Patent	[ ] 450 Commerce
[ ] 152 Recovery of Defaulted Student Loans (Excludes Veterans)	[ ] 340 Marine / Injury Product Liability		[ ] 835 Patent - Abbreviated New Drug Application	[ ] 460 Deportation
	[ ] 345 Marine Product Liability		[ ] 840 Trademark	[ ] 470 Racketeer Influenced and Corrupt Organizations
[ ] 153 Recovery of Overpayment of Veteran's Benefits	**PERSONAL PROPERTY**	**LABOR**	[ ] 880 Defend Trade Secrets Act of 2016	[ ] 480 Consumer Credit (15 USC 1681 or 1692)
[ ] 160 Stockholders' Suits	[ ] 350 Motor Vehicle / [ ] 370 Other Fraud	[ ] 710 Fair Labor Standards Act		[ ] 485 Telephone Consumer Protection Act
[ ] 190 Other Contract	[ ] 355 Motor Vehicle Product Liability / [ ] 371 Truth in Lending	[ ] 720 Labor/Management Relations	**SOCIAL SECURITY**	[ ] 490 Cable/Sat TV
[ ] 195 Contract Product Liability	[ ] 360 Other Personal Injury / [ ] 380 Other Personal Property Damage		[ ] 861 HIA (1395ff)	[x] 850 Securities/Commodities/ Exchange
[ ] 196 Franchise	[ ] 362 Personal Injury - Medical Malpractice / [ ] 385 Property Damage Product Liability	[ ] 740 Railway Labor Act	[ ] 862 Black Lung (923)	
		[ ] 751 Family and Medical Leave Act	[ ] 863 DIWC/DIWW (405(g))	[ ] 890 Other Statutory Actions
REAL PROPERTY	**CIVIL RIGHTS**	**PRISONER PETITIONS**	[ ] 864 SSID Title XVI	[ ] 891 Agricultural Acts
[ ] 210 Land Condemnation	[ ] 440 Other Civil Rights	**Habeas Corpus:**	[ ] 865 RSI (405(g))	[ ] 893 Environmental Matters
[ ] 220 Foreclosure	[ ] 441 Voting	[ ] 463 Alien Detainee		[ ] 895 Freedom of Information Act
[ ] 230 Rent Lease & Ejectment	[ ] 442 Employment	[ ] 510 Motions to Vacate Sentence	**FEDERAL TAX SUITS**	
[ ] 240 Torts to Land	[ ] 443 Housing/ Accommodations	[ ] 530 General	[ ] 870 Taxes (U.S. Plaintiff or Defendant)	[ ] 896 Arbitration
[ ] 245 Tort Product Liability	[ ] 445 Amer. w/Disabilities - Employment	[ ] 535 Death Penalty	[ ] 871 IRS—Third Party 26 USC 7609	[ ] 899 Administrative Procedure Act/Review or Appeal of Agency Decision
[ ] 290 All Other Real Property	[ ] 446 Amer. w/Disabilities - Other	**Other:**		[ ] 950 Constitutionality of State Statutes
	[ ] 448 Education	[ ] 540 Mandamus & Other	**IMMIGRATION**	
		[ ] 550 Civil Rights	[ ] 462 Naturalization Application	
		[ ] 555 Prison Condition	[ ] 465 Other Immigration Actions	
		[ ] 560 Civil Detainee - Conditions of Confinement		
			[ ] 790 Other Labor Litigation	
			[ ] 791 Employee Retirement Income Security Act	

V. ORIGIN *(Place an "X" in One Box Only)*

- [x] 1 Original Proceeding
- [ ] 2 Removed from State Court
- [ ] 3 Remanded from Appellate Court
- [ ] 4 Reinstated or Reopened
- [ ] 5 Transferred from Another District *(specify)*
- [ ] 6 Multidistrict Litigation - Transfer
- [ ] 8 Multidistrict Litigation - Direct File

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*:
15 USC section 78a and 28 USC section 1332(d)(2)(A)

Brief description of cause: Action to recover for losses sustained by plaintiff & proposed class of mutual fund investors due to violations of securities laws, breach of fiduciary duties and negligence.

VII. REQUESTED IN COMPLAINT:

[x] CHECK IF THIS IS A **CLASS ACTION** UNDER RULE 23, F.R.Cv.P.

DEMAND $ exceeds $5,000,000

CHECK YES only if demanded in complaint:
JURY DEMAND: [x] Yes [ ] No

VIII. RELATED CASE(S) IF ANY

(See instructions):

JUDGE _____   DOCKET NUMBER _____

DATE
05/24/2022

SIGNATURE OF ATTORNEY OF RECORD
Elise R Sanguinetti

FOR OFFICE USE ONLY

RECEIPT # _____   AMOUNT _____   APPLYING IFP _____   JUDGE _____   MAG. JUDGE _____

Attachment to Civil Cover Sheet:

DEFENDANTS

ALLIANZ GLOBAL INVESTORS U.S. LLC; VIRTUS STRATEGY TRUST f/k/a ALLIANZ FUNDS MULTI-STRATEGY TRUST; DONALD C. BURKE; SARAH E. COGAN; DEBORAH A. DECOTIS; F. FORD DRUMMOND; SIDNEY E. HARRIS; JOHN R. MALLIN; CONNIE D. MCDANIEL; PHILIP MCLOUGHLIN; GERALDINE M. MCNAMARA; R. KEITH WALTON; BRIAN T. ZINO; AND GEORGE R. AYLWARD